1-A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENVIRO-SERV, INC.

(Exact Name of Registrant in its Charter)

Delaware	**5940**	**88-0381258**
(State or other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)

8875 Hidden River Parkway
#300
Tampa, FL 33637
(813) 975-7377
(Address and Telephone Number of Registrant's Principal Executive Offices and Principal Place of Business)

National Registered Agents, Inc.
160 Greentree Drive
Suite 101
Dover, DE 19904
(800) 550 6724
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:
Allen C. Tucci, Esq.
White & Williams
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 789-7622

PART I- NOTIFICATION

ITEM 1. Significant Parties.

List the full names and business and residential addresses, as applicable for the following persons:

(a) the issuer's directors:

Mr. Christoph Trina
8875 Hidden River Parkway, #300, Tampa, FL 33637

Dr. Sandy Shultz
8875 Hidden River Parkway, #300, Tampa, FL 33637

(b) the issuer's officers:

Christoph Trina, Chief Executive Officer and Chief Financial Officer
8875 Hidden River Parkway, #300, Tampa, FL 33637

(c) the issuer's general partners:

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Christoph Trina holds 2,246,151 shares of the Issuer's Series A Preferred Stock and 446,612,308 shares of the Issuer's Common Stock. On an "as-converted" basis, this ownership represents 56% of the Common Stock of the Issuer.

Sandy Shultz holds 924,000 shares of the Issuer's Series A Preferred Stock. On an "as-converted" basis, this represents 6% of the Common Stock of the Issuer.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Christoph Trina holds 2,246,151 shares of the Issuer's Series A Preferred Stock and 446,612,308 shares of the Issuer's Common Stock. On an "as-converted" basis, this ownership represents 56% of the Common Stock of the Issuer.

Sandy Shultz holds 924,000 shares of the Issuer's Series A Preferred Stock. On an "as-converted" basis, this represents 6% of the Common Stock of the Issuer.

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering:

Allen C. Tucci, Esq.
White & Williams
Suite 1800, 1650 Market Street
Philadelphia, PA 19103

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: N/A

(k) the underwriter's officers: N/A

(l) the underwriter's general partners: N/A

(m) counsel to the underwriter: N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provision set forth in Rule 262.

None are.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

Not Applicable

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: **Delaware.**

The Issuer is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled, "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Issuer made the following unregistered sales of shares of its Common Stock during the one year prior to the filing of this Form 1-A. Each transaction was exempt from registration pursuant to Regulation D. The stock price was individually negotiated in each purchase transaction. Mr. Trina, on behalf of the Issuer, negotiated the price in each sale transaction, based upon the current market price and market volume.

August 6, 2013: sold 30,000,000 for $10,000 proceeds to Deer Valley Management LLC

August 19, 2013: sold 35,000,000 for $15,000 proceeds to Deer Valley Management LLC

September 12, 2013: sold 43,000,000 for $13,000 proceeds to Deer Valley Management LLC

September 26, 2013: sold 49,000,000 for $11,000 proceeds to Deer Valley Management LLC

October 6, 2013: sold 30,000,000 for $28,000 proceeds to Deer Valley Management LLC

November 14, 2013: sold 42,000,000 for $16,000 proceeds to Deer Valley Management LLC

December 11, 2013: sold 30,000,000 for $11,000 proceeds to Deer Valley Management LLC

January 6, 2014: sold 50,000,000 shares for $27,000 proceeds to Deer Valley Management LLC

February 12, 2014: sold 35,000,000 shares for $11,500 proceeds to Deer Valley Management LLC

April 3, 2014: sold 68,000,000 shares for proceeds of $23,000 to Macallan Partners LLC

July 28, 2014: stock dividend of Series C Preferred Stock to all holders of common stock, other than management – 1,572,750 shares.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

OFFERING CIRCULAR

ENVIRO-SERV, INC.

3,409,090,905 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $1,500,000

Purchase Price: $0.00044 per share

Enviro-Serv, Inc., a Delaware corporation ("Enviro-Serv," the "Company," or "we") hereby offers (the "Offering") 3,409,090,905 shares (the "Shares") of its common stock, par value $0.0001 per share (the "Common Stock") at a purchase price per share of $0.00044, up to an aggregate purchase price of $1,500,000. This offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $1,500,000 have been sold, or until July 31, 2015, whichever is earlier.

The offering is being conducted on a "best efforts" basis, which means that our officers will use their commercially reasonable best efforts in an attempt to sell the Shares. The officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, the officers will rely on the safe harbor from broker-dealer registration, set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.00044 per Share. If all of the Shares are purchased, the gross proceeds to us will be $1,500,000. However, since the Offering is being conducted on a "best efforts" basis, there is no minimum number of Shares that must be sole, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Due to insufficient progress in prior business operations as it relates to technology transfer, the Issuer has repositioned itself to specialize in providing property maintenance services geographically concentrated in Florida. Through an aggressive acquisition strategy, the Issuer is seeking to build a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and landscaping care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings. The company currently has one active 100% wholly owned subsidiary named X-Terminate Pest Management Inc. a Florida licensed full service pest Control Company located in St. Petersburg. The Company is not and has never been a shell.

The mailing address of our office is: 8875 Hidden River Parkway Suite 300, Tampa, FL 33637. Our phone number is: (813) 975-7177.

Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors," beginning on Page 14 of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	Commissions	Net Proceeds (25% of Shares Sold)	Net Proceeds (50% of Shares Sold)	Net Proceeds (75% of Shares Sold)	Net Proceeds (100% of Shares Sold)
Per Share(1)	$0.00044	NOT APPLICABLE	$0.00044	$0.00044	$0.00044	$0.00044
Total (2)	$1,500,000	NOT APPLICABLE	$375,000	$750,000	$1,125,000	$1,500,000

(1) Specified price subject to adjustment based on variable pricing in the Investment Agreement. See discussion of "Investment Agreement"

(2) Before deducting expenses of the Offering, which are estimated to be approximately $15,000. Subject to change based on variable pricing in the Investment Agreement.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The approximate date of proposed sale to the public: As soon as practicable after the offering is qualified (the "Effective Date").

The date of this Offering Circular is [September ___], 2014.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR DELAWARE RESIDENTS ONLY: THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DELAWARE SECURITIES ACT.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company, discussed under the "Risk Factors" section of the Offering Circular before making an investment decision.

Some of the statements in this Offering Circular are forward-looking statements. See the Section entitled, "Cautionary Statement Regarding Forward-Looking Statements."

Business Overview

General

Enviro-Serv, Inc. is a Tampa based corporation specializing in providing property maintenance services in geographically concentrated Florida. Through an aggressive acquisition strategy, the Issuer is building a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and landscaping care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings. The Issuer is not and has never been a shell. To date, Enviro-Serv, Inc. has one wholly owned subsidiary, X-Terminate Pest Management Inc., commencing operations a/o June 1, 2013. X-Terminate Inc. is a full service Florida licensed pest control operation based in St. Petersburg

Florida originally launched in 2009 and is revenue producing. Another milestone achieved and active is a Letter of Intent to acquire an additional pest operation in Lakeland Florida, Inland Pest Control which negotiations are still underway. Enviro-Serv, Inc. and X-Terminate Inc. combined have 5 total employees. Enviro-Serv, Inc. hasn't reached profitability as of yet and to do so must find suitable acquisition targets in any/all segments of above listed service industry groups. Enviro-Serv, Inc. is emphasizing mergers/acquisitions within the pest control space currently as the sweet spot of the calendar year (July-October) approaches. The busy time for Florida pest control companies is generally the summer months. In varying times between April and May of each year, dry wood termites begin to swarm. This swarm results in customers calling for service. That service is usually performed between June and October. Similarly, ant and cockroach populations typically balloon in May and June of each year, in Florida, resulting in increased customer service calls following these months.

Our offices are located at 8875 Hidden River Parkway Suite 300, Tampa, FL 33637. Our phone number is: (813) 975-7177.

The names and history of the Issuer's predecessors:

The Issuer was first incorporated under the name "DP Charters" in Nevada on December 18, 1997. On April 18, 2002, the Issuer changed its name to "Nomadic Collaboration International, Inc."

Effective May 30, 2003, LGC Acquisition Company, a Delaware corporation and wholly owned subsidiary of Nomadic Collaboration International, Inc., a Nevada corporation, merged with and into LiquidGolf Corporation, a Delaware corporation, such that LiquidGolf Corporation was the surviving entity, and by virtue thereof, LiquidGolf Corporation became a wholly owned subsidiary of the Issuer.

On September 29, 2003, the Issuer completed a re-incorporation merger into a Delaware corporation thus changing the state of incorporation from Nevada to Delaware. As a result of the merger, the name of the Company changed to LiquidGolf Holding Corporation. Issuer's business operations at that time became the sale of golf equipment.

On August 12, 2004, the Issuer determined to change the name of the Issuer from LiquidGolf Holding Corporation to Horizon Holding Corporation to reflect the Issuer's business decision to diversify its business operations beyond the sale of golf equipment. As part of this effort, in January 2006, the Issuer purchased the Silent Sword TM software and all trademarks, service marks, and logos. On April 28, 2006 a majority of our stockholders of the Issuer approved changing the name of the Issuer from Horizon Holding Corporation to Inverted Paradigms Corporation to reflect the Issuer's business direction of developing the Silent Sword TM software.

Eventually, the Issuer was not successful in achieving commercially viable operations in the sale of golf equipment or in the sale software. The Issuer discontinued the sale of golf equipment in August of 2006 and the sale of software in July of 2007. On October 2, 2007, the Issuer entered into an agreement with GAMI, LLC for GAMI, LLC to purchase from the Issuer the Silent Sword TM software and thereafter consummated the sale.

In September of 2007 the Issuer determined to focus its business interests in researching, developing and commercializing innovative, leading-edge technologies. On September 7, 2007,

Mr. Christoph Trina was hired to serve as the CEO of the Issuer in order to pursue the new business direction. The Issuer thereafter changed its name to Transfer Technology International Corp. before again changing the name to Enviro-Serv, Inc. on April 3, 2013.

The Business Plan

Due to insufficient progress in prior business operations as it relates to technology transfer, the Company has repositioned itself to specialize in providing property maintenance services in Florida. Through an aggressive acquisition strategy, the Company is seeking to build a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and landscaping care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings.

The Offering

Issuer:	Enviro-Serv, Inc., a Delaware corporation.
Security Offered:	Shares of Common Stock, par value $0.0001
Price per Share:	$0.00044
Minimum Offering:	None.
Maximum Offering:	$1,500,000 (One Million Five Hundred Thousand)
Minimum Investment:	None.
Offering Period:	The Offering commenced on [September ___], 2014, and will close upon the earlier of (1) the sale of the Shares with an aggregate sales price of $1,500,000, or (2) July 31, 2015.
Voting Rights:	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Delaware General Corporation Law.
Dividends:	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Dilution:	Purchasers of Shares of our Common Stock will suffer an immediate dilution of $0.00013 per share.
Use of Proceeds:	The net proceeds of this offering will be used primarily for equipment, administration, marketing, key employees, working capital and acquisitions. In addition, some of the proceeds will be used for other corporate purposes. Expenses of the Offering are estimated to be approximately $15,000.

Trading our Shares	Shares of our Common Stock is traded on the OTC Markets Group.
Exchange Act Disclosure:	The Company is not required to provided disclosure pursuant to the Exchange Act.
Risk Factors:	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in Delaware and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. The offering is being conducted on a "best efforts" basis, which means our officers will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commissions or remuneration to any person, including the officers of the Company, for the sale of any securities in this offering.

Investment Agreement with Macallan Partners

On April 16, 2014, we entered into an investment agreement with Macallan Partners, LLC ("Macallan"). Pursuant to the terms of the Macallan Investment Agreement, Macallan commits purchase up to $1,000,000 of our common stock pursuant to this Regulation A offering, over a period of up to eighteen (18) months while this offering is effective. From time to time during the eighteen (18) months period commencing from the effectiveness of the qualification of this Offering, we may deliver a put notice to Macallan which states the dollar amount that we intend to sell to Macallan on a date specified in the put notice. The maximum investment amount per notice shall be no more than two hundred percent (350%) of the average daily volume of the common stock for the ten consecutive trading days immediately prior to date of the applicable put notice. The purchase price per share to be paid by Macallan shall be calculated at a Sixty Percent (60%) discount to the lowest trading price of the common stock as reported by Bloomberg, L.P. during the fifteen (15) consecutive trading days immediately prior to the receipt by Macallan of the put notice, or a 60% discount to the lowest bid price on the day the put notice is issued, whichever is lower.

Macallan Partners will periodically purchase our common stock under the Macallan Partners Investment Agreement may, in turn, sell such shares to investors in the market at the market price. This may cause our stock price to decline, which will require us to issue increasing numbers of common shares to Macallan Partners to raise the same amount of funds, as our stock price declines.

Summary Financial Information
Balance Sheet Data

Enviro-Serv, Inc.
Condensed Consolidated Balance Sheet
June 30, 2014
(Unaudited)

ASSETS		
Cash	$	6,381
Deposit		42,500
Inventory		1,400
Property and equipment (net after accumulated depreciation)		15,263
Other Assets		2,191
Goodwill		300,000
TOTAL ASSETS	$	367,735
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	10,424
Accrued expenses		495,874
Convertible notes and notes payable		518,250
TOTAL CURRENT LIABILITIES	$	1,024,548
STOCKHOLDERS EQUITY		
Common stock	$	243,500
Preferred Class A stock		103,500
Preferred Class B stock		300,000
Accumulated (deficit)		(1,303,813)
TOTAL STOCKHOLDERS EQUITY	$	(656,813)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	367,735

PLEASE SEE COMPLETE FINANCIAL STATEMENTS FOR THE COMPANY, ITS PREDECESSOR ENTITY AND INTERIM, 2014 FINANCIAL STATEMENTS, BEGINNING ON PAGE 31.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this Prospectus before making an investment decision with regard to our securities. The statements contained in or incorporated into this Prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or

results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have limited operating history. Revenues from operations are uncertain and may not be able to be sustained.

We have a limited operating history. From inception we have minimal income. We have reported a net loss of $139,735 from the date of inception through December 31, 2013. We expect to continue to incur minimal net income and marginally positive cash flow from operations in the near future, and we will continue to experience losses for at least as long as it takes our company to reach a sales level which will support profitable operations. There can be no assurance that we will achieve material revenues in the future. Should we achieve a level of revenues that make us profitable, there is no assurance that we can maintain or increase profitability levels in the future.

Our lack of any operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

We do not have any material operating history, which makes it impossible to evaluate our business on the basis of historical operations. Our history as a company makes it difficult for us to predict future performance. Although this is true for any business, it is particularly true for us because of our limited operating history.

Mr. Trina and Dr. Shultz are key personnel. Loss of either of them could adversely affect our business.

If either Mr. Trina or Dr. Shultz were to die, become disabled, or leave our company, we would be forced to retain individuals to replace them. There is no assurance that we can find suitable persons to replace them if that becomes necessary. We have no "Key Man" life insurance at this time. Mr. Trina is a party to an Employment Agreement made as of April 1, 2013, a copy of which is attached hereto as Exhibit 2.

Mr. Trina has voting control over the Company

Mr. Trina has control over key decision making as a result of his ownership of a majority of the common stock (after giving consideration to the conversion rights on the Series A Convertible Stock). Mr. Trina will be able to exercise voting rights with respect to an aggregate of shares of common stock, representing a majority of the voting power of our outstanding capital stock. As a result, Mr. Trina has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Trina has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Trina controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Trina owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Trina is entitled to vote his

shares in his own interests, which may not always be in the interests of our stockholders generally.

We are subject to intense competition

We face intense competition, which could harm our business, and we expect competition to intensify in the future. If we fail to remain competitive, then our revenues may decline, which could adversely affect our future operating results and our ability to grow our business. We compete with large pest control companies, as well as numerous smaller pest control companies for a finite number of customers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, terms of guarantees, reputation for safety, technical proficiency and price. Although we believe that our experience and reputation for safety and quality service is excellent, we cannot assure that we will be able to maintain our competitive position.

Demand for our services cannot be predicted

While we believe that there is considerable potential demand for our services, there is no way to estimate the amount of demand or the potential revenue that we can realize in any given time period. Likewise, we cannot estimate how quickly or efficiently demand will result in any particular level of revenue or income for us. In addition, we have noted that much of our demand stems from termite swarms that occur at various times in April or May of each year. Demand for our services is directly related to the size of the swarms, which vary from year to year. We cannot predict the size of swarms in any year in the future.

We may not be able to identify, complete or successfully integrate acquisitions

Acquisitions will be an important element of our business strategy. We cannot assure that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We cannot assure that we will be able to integrate successfully the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions

Our operations are directly affected by the weather conditions in our market area. The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue and income of the Company's pest and termite control operations during such periods.

Our inability to attract and retain skilled workers may impair growth potential and profitability

Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for skilled employees is high, and the supply is very limited. A significant increase in the wages paid by competing employers could result in a

reduction in our skilled labor force, increases in the wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our operations may be adversely affected if we are unable to comply with regulatory and environmental laws

Our business is significantly affected by environmental laws and other regulations relating to the pest control industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We believe our present operations substantially comply with applicable federal and state environmental laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of licenses, fines, and other corrective actions, which would negatively affect our future financial results.

Risks Related to Our Common Stock

We may conduct further offerings in the future in which case investors' shareholdings will be diluted.

Since our inception, we have relied on sales of our common stock to fund our operations. We have signed certain investment agreements with Macallan Partners, for up to $1,000,000 through sales of our common stock. Such investment agreements grant the investors the ability to buy a substantial number of shares of common stock of the Company in this Offering at a price that is at a discount to the market price. We may conduct further equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. If we issue additional stock, investors' percentage interests in us will be diluted. The result of this could reduce the value of current investors' stock.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our common stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We are subject to the SEC's penny stock rules.

Since our common stock is deemed to be penny stock, trading in the shares of our common stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. "Accredited investors" are persons with assets in excess of $1,000,000 (excluding the value of such person's primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our common stock and may affect the ability of our stockholders to sell their shares of common stock.

There can be no assurance that our shares of common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock was exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, our stockholders will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or ourselves. In addition, the OTC PINK is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Trading in our common stock on the OTC Pink Sheets is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common stock is currently listed for public trading on the OTC Pink Sheets under the ticker symbol, EVSV. The trading price of our common stock has been subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating

performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common stock will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Macallan Partners will pay less than the then-prevailing market price for our common stock.

The common stock to be issued to Macallan Partners pursuant to the Macallan Partners Investment Agreement will be purchased at a 60% discount to the lowest trading price of our common stock during the fifteen (15) consecutive trading days immediately before Macallan Partners receives our notice of sale, or a discount of 60% of the lowest bid price on the day of the put notice, whichever is lower. Macallan Partners has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price, and may do so. If Macallan Partners sells the shares, the price of our common stock could decrease. If our stock price decreases, Macallan Partners may have a further incentive to sell the shares of our common stock that it holds. These sales may have a further impact on our stock price.

Your ownership interest may be diluted and the value of our common stock may decline by exercising the put right pursuant to the Macallan Partners Investment Agreement.

Pursuant to the Macallan Partners Investment Agreement, when we deem it necessary, we may raise capital through the private sale of our common stock to Macallan Partners at a price equal to a 60% discount to the lowest trading price of our stock for the fifteen (15) consecutive trading days immediately before Macallan Partners receives our notice of sale, or a discount of 60% of the lowest bid price on the day of the put notice, whichever is lower. Because the put price is lower than the prevailing market price of our common stock, to the extent that the put right is exercised, your ownership interest may be diluted.

Certain restrictions on the extent of puts and the delivery of advance notices may have little, if any, effect on the adverse impact of our issuance of shares in connection with the Macallan Partners Investment Agreement, and as such, Macallan Partners may sell a large number of shares, resulting in substantial dilution to the value of shares held by existing shareholders.

Macallan Partners has agreed, subject to certain exceptions listed in the Macallan Partners Investment Agreement, to refrain from holding an amount of shares which would result in Macallan Partners or its affiliates owning more than 9.99% of the then-outstanding shares of our common stock at any one time. These restrictions, however, do not prevent Macallan Partners from selling shares of common stock received in connection with a put, and then receiving additional shares of common stock in connection with a subsequent put. In this way, Macallan Partners could sell more than 9.99% of the outstanding common stock in a relatively short time frame while never holding more than 9.99% at one time.

Need for additional capital

In order to pursue our strategy of growth by acquisition, we may need to raise additional capital through the sale of our stock, or other securities, including debt instruments. Any future sale of our stock has the potential to dilute current stockholders. Additionally, there can be no guarantee that any future offerings of securities will be sufficient to raise the capital needed by the Company for its expansion plans. Failure to raise the capital that may be required may substantially impact the growth plans for the business, and the ability of the Company to achieve or continue profitable operations.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Shares of Common Stock sold in this Offering will exceed the net tangible book value per share of Common Stock after the Offering. If you invest in Common Stock, your shares will be diluted to the extent of the difference between the offering price per share of the Share, and the pro forma net tangible book value per share of our Common Stock after the Offering.

Our pro forma net tangible book value as of June 30, 2014, was $(656,813), or $(0.000538) per share of our Common Stock. We calculate net tangible book value per share by calculating our total tangible assets less liabilities and dividing it by the number of outstanding shares (1,221,718,800) of our Common Stock.

After giving effect to the sale of 3,409,090,905 Shares of our Common Stock in this offering at a price of $0.00044 or such price as may be determined pursuant to the Macallan Partners Investor Agreement and after deducting estimated offering expenses of $15,000, payable by us, our net tangible book value, which we refer to as our pro forma net tangible book value, as of December 31, 2013, would have been approximately $828,187 or $0.00018 per share of our Common Stock.

This amount represents an immediate increase of our pro forma net tangible book value of $1,485,000 to our existing stockholders, and an immediate dilution in our pro forma net tangible book value of $0.00013 per Share to new investors purchasing the Shares of our Common Stock at the offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the offering price paid by the new investor.

The dilution associated with the offering is as follows:

	Offering	**852,272,726** shares issued	**1,704,545,452** shares issued	**3,409,090,905** shares issued
Offering price	$ 0.00044	$ 0.00044	$ 0.00044	$ 0.00044
Net Tangible Book Value Before Offering (per share)	$(0.00538)	$ (0.00538)	$ (0.00538)	$ (0.00538)
Net Tangible Book Value After Offering (per share)	$ 0.00018	$ (0.00013)	$ 0.00003	$ 0.00018
Dilution per share to Investors	$ 0.00031	$ 0.00057	$ 0.00041	$ 0.00026
Dilution percentage to Investors	59.09%	129.55%	93.18%	59.09%

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering shall be offered by the officers of the Company, through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

The Shares will also be sold pursuant to the Macallan Partners Investment Agreement. Pursuant to the terms of the Macallan Investment Agreement, Macallan commits purchase up to $1,000,000 of our common stock over a period of up to eighteen (18) months while this offering is effective. From time to time during the eighteen (18) months period commencing from the effectiveness of the qualification of this Offering, we may deliver a put notice to Macallan which states the dollar amount that we intend to sell to Macallan on a date specified in the put notice. The maximum investment amount per notice shall be no more than two hundred percent (200%) of the average daily volume of the common stock for the ten consecutive trading days immediately prior to date of the applicable put notice. The purchase price per share to be paid by Macallan shall be calculated at a Sixty Percent (60%) discount to the lowest trading price of the common stock as reported by Bloomberg, L.P. during the fifteen (15) consecutive trading days immediately before Macallan Partners receives our notice of sale, or a discount of 60% of the lowest bid price on the day of the put notice, whichever is lower.

Macallan Partners will periodically purchase our common stock under the Macallan Partners Investment Agreement may, in turn, sell such shares to investors in the market at the market price. This may cause our stock price to decline, which will require us to issue increasing numbers of common shares to Macallan Partners to raise the same amount of funds, as our stock price declines.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Circular.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

There are no arrangements for the return of funds to subscribers of all of the securities to be offered are not sold.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment/ See, "Risk Factors."

The Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Delaware and with such other state securities regulatory authorities as we may determine from time to time.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 3,409,090,905 Shares of our Common Stock in this Offering at an offering price of $0.00044 will be approximately $1,500,000 before deducting our estimated offering expenses of approximately $15,000.

We will receive proceeds from the sale of securities pursuant to the Macallan Partners Investment Agreement and from the offering of securities herein. The proceeds received from any "Puts" tendered to Macallan Partners under the Macallan Partners Investment Agreement will be used for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

Assuming $1,500,000 is raised in this offering, a portion of the proceeds will be allocated to the Company's subsidiaries, X-Terminate Pest Management and Acquisition Target Company, and the remaining proceeds will be used by the Company and will be as follows:

Description	Amount
Trucks and Equipment Purchases – X-Terminate	$50,000
Advertising and Marketing Expense – X-Terminate	$20,000
Key Personnel – Hiring – X-Terminate	$50,000
Relocation Expense and Working Capital – X-Terminate	$180,000
Key Personnel – Hiring – Issuer	$100,000
General Working Capital – Issuer	$100,000
Acquisition of Proposed Target Company or other service related targets (1)	$1,000,000

(1) Of this amount, the Company has allocated $557,500 to the acquisition of a complimentary termite and pest control business (the "Target"). The Company has entered into an asset purchase agreement with respect to the Target on May 19, 2014. Pursuant to the terms of the agreement, the Company will pay a total of $850,000 for the assets of the Target. Of this amount, $42,500 was paid at the signing of the agreement and a cash payment of $557,500 will be required prior to the closing date. The remaining $250,000 will be subject to a 10-year promissory note. The Financial Statements of the Target are attached as an Exhibit, hereto. The redacted asset purchase agreement is attached as an Exhibit, hereto. The Issuer has requested confidential treatment of the name of the Target and other information that may reasonably identify the Target to the public.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

In the event that less than the $1,500,000 provided for in this offering is raised, the priority of the Company is to apply the proceeds to its pending acquisition of the Target. Thereafter, we will apply the proceeds to the objectives identified above, on a pro-rata basis.

DIVIDEND POLICY

We declared a stock dividend on July 28, 2014, however, future dividends are not anticipated, at this time. We do not anticipate that we will declare or pay regular dividends on our Common Stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, and contractual obligations or limitations and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements. When used in this Offering Circular or in any other presentation, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "project," "plan" or "continue," and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this Offering Circular are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and our future financial condition and results.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors. As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on our behalf. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

DESCRIPTION OF BUSINESS

Overview

Research has proven that approximately 75% of property service/maintenance companies employ fewer than 5 people. This business model is one that indicates that in fact most small service companies are managed by highly trained technicians. Although these companies may be smaller in size than their national counterparts, they are usually running profitable, well run companies and they are enjoying higher than average margins in their respective business models. This market place is often in need of capital for expansion, business consulting, exit strategies and business valuation needs in the event of merger and/or acquisitions. This creates an opportunity for a publicly traded company such as Enviro-Serv Inc. to utilize stock, cash or stock/cash hybrid to partner with such entities and to put them under our corporate umbrella. With our high quality management team and experience it is Enviro-Serv's strategy is to achieve growth by creating synergy through acquisition of private companies that are highly profitable in their space.

The following is a description of the scope of our services:

Date and State of Incorporation:

The Issuer was first incorporated under the name "DP Charters" in Nevada on December 18, 1997. On April 18, 2002, the Issuer changed its name to "Nomadic Collaboration International, Inc."

Effective May 30, 2003, LGC Acquisition Company, a Delaware corporation and wholly owned subsidiary of Nomadic Collaboration International, Inc., a Nevada corporation, merged with and into LiquidGolf Corporation, a Delaware corporation, such that LiquidGolf Corporation was the surviving entity, and by virtue thereof, LiquidGolf Corporation became a wholly owned subsidiary of the Issuer.

On September 29, 2003, the Issuer completed a re-incorporation merger into a Delaware corporation thus changing the state of incorporation from Nevada to Delaware. As a result of the merger, the name of the Company changed to LiquidGolf Holding Corporation. Issuer's business operations at that time became the sale of golf equipment.

On August 12, 2004, the Issuer determined to change the name of the Issuer from LiquidGolf Holding Corporation to Horizon Holding Corporation to reflect the Issuer's business decision to diversify its business operations beyond the sale of golf equipment. As part of this effort, in January 2006, the Issuer purchased the Silent Sword TM software and all trademarks, service marks, and logos. On April 28, 2006 a majority of our stockholders of the Issuer approved changing the name of the Issuer from Horizon Holding Corporation to Inverted Paradigms Corporation to reflect the Issuer's business direction of developing the Silent Sword TM software.

Eventually the Issuer was not successful in achieving commercially viable operations in the sale of golf equipment or in the sale software. The Issuer discontinued the sale of golf equipment in August of 2006 and the sale of software in July of 2007. On October 2, 2007, the Issuer entered into an agreement with GAMI, LLC for GAMI, LLC to purchase from the Issuer the Silent Sword TM software and thereafter consummated the sale.

In September of 2007 the Issuer determined to focus its business interests in researching, developing and commercializing innovative, leading-edge technologies. On September 7, 2007,

Mr. Christoph Trina was hired to serve as the CEO of the Issuer in order to pursue the new business direction. The Issuer thereafter changed its name to Transfer Technology International Corp. before again changing the name to Enviro-Serv, Inc. on April 3, 2013.

Issuers Fiscal Year End Date:

The Issuer's fiscal year end is December 31.

Governmental Regulation

Our business is regulated by the government in two ways. The Department of Agriculture and Consumer Services for the State of Florida licenses pest control companies operating within the state. We, as well as the Target, have a current license, and remain in good standing with the Department of Agriculture and Consumer Services. Additionally, the manner in which we use the chemicals and the availability of the chemicals used in our business are regulated by the US Environmental Protection Agency. We do not anticipate any new regulations that would have any material effect on our business as currently conducted or as proposed to be conducted. We do not anticipate having any material expenses relating to compliance with governmental regulations in the future.

Intellectual Property

We do not own any patents or trademarks.

Description of Property:

We currently rent office space located at 8875 Hidden River Parkway #30, Tampa, FL 33637. At this time the Company feels that its growth warrants additional office space for its wholly-owned subsidiary, X-Terminate Pest Management Inc., a Florida corporation. Accordingly, part of the anticipated use of proceeds will be devoted to obtaining additional office space for the said subsidiary.

Description of the Business:

Enviro-Serv targets highly profitable small service companies in the commercial and residential property maintenance industry. Through leveraged investments, joint ventures and acquisitions, Enviro-Serv is building a portfolio of property maintenance service companies that are geographically concentrated in Florida. These companies provide year round services including, but not limited to the following specialty areas: pest management, lawn and ornamental care, pool maintenance, air conditioning/refrigeration, and commercial sprinkler systems in addition to a host of additional onsite maintenance offerings. These Florida companies create an ongoing cash flow thru maintenance contracts with small to medium size companies. A few examples of our target clientele for maintenance contracts are as follows: convenience store chains, office buildings, hospitals and medical complexes, professional office complexes, apartment complexes, condo complexes, to name a few. Thru the ongoing marketing of services in the sectors mentioned, Enviro-Serv plans to expand its contracted maintenance base while maintaining a high quality customer service experience. This strategy will enable Enviro-Serv to build a highly visible brand in this profitable service sector and become synonymous with high quality service. At the time of this filing Enviro-Serv currently has only one wholly owned

subsidiary, X-Terminate Inc. Pest Management a full service pest control service based in St. Petersburg Florida.

Post-offering qualification 12 month business plan of operation:

Enviro-Serv, Inc. has a very strict business plan goals with the proceeds of this offering. Our first milestone event is raising the needed capital of $557,500 dollars to consummate the final closing of our targeted pest control operation as stated herein by the stated October 15, 2014 deadline set forth in the Asset Purchase Agreement entered into between the Target and Enviro-Serv, included as an Exhibit, hereto. Concurrently with the funding of target acquisition we also will use proceeds of this offering to purchase or lease a new HQ facility for X-Terminate Inc. and to purchase new updated and upgraded equipment to enhance our business expansion strategy which allows us to move into highly profitable areas of Tampa Bay not yet being optimized. It's our strategy to move X-Terminate from St. Petersburg to South or North Tampa depending on real estate purchase/leasing opportunities that may exist. This HQ move and equipment purchase should occur by the end of September 2014. On July 28th 2014 we announced the signing of a confidentiality agreement with a proposed air conditioning company target in which at least $250,000 will be needed by year end to finalize this proposed transaction. The sources of this funding will be utilized going forward beyond the amount budgeted for the above stated items as we plan to continue our corporate business plan of obtaining targeted acquisitions into 2015.

In the opinion of the Company the proceeds of the offering are sufficient to meet the foreseeable cash needs of the Company for at least the next six months.

Principal Products or Services, and Their Markets:

AIR CONDITIONING SERVICES

The Company provides repair or change outs of air conditioning units and refrigeration units to residential customers, commercial contracts such as convenient stores, gas stations, grocery stores and office buildings.

COMMERCIAL SPRINKLER AND EXTINGUISHER SERVICE

We provide the inspection, installation or repair in the commercial market place common in large office buildings, apartment and condo complexes and wherever state or federal law mandates the existence of sprinklers and fire extinguishers.

LAWN/LANDSCAPE MAINTENANCE

Enviro-Serv, Inc. is actively seeking potential appropriate target candidates that fit into our business model. This space is dominated by small business owners and is extremely competitive in Florida. For these reasons, the value offering Enviro-Serv brings to the table is highly attractive to the business owner allowing them to expand without incurring debt load. In addition, our unique positioning as a publicly traded company offers owners the ability to effectively monetize their built up sweat equity without giving up operation of their business.

PEST CONTROL

Currently with our wholly owned full service pest control service, X-Terminate, Inc. we provide extermination to both residential and commercial clientele for the eradication of both sub-terranean and dry-wood termites, and "crawler's" indigenous to Florida(ants, spiders, cock roaches etc.) and offer fertilization and insecticide treatments of lawns and ornamentals'. These services are very similar in Florida no matter the company we acquire or target or their location within the state.

As of June 1, 2013, Enviro-Serv, Inc. successfully acquired X-Terminate Pest Management Inc. X-Terminate is a full service and fully licensed Florida pest control operation based in St. Petersburg, Florida. X-Terminate specializes in utilizing orange oil and other low impact product to eradicate dry wood termites. X-Terminate does hold the license to fumigate properties when deemed necessary to do so. X-Terminate was originally formulated in 2009 and has been branded successfully in the Tampa Bay community as the "first" pest operation to bring orange oil to this area. X-Terminate also handles subterranean termites, general home and commercial pest control (GHP) and Lawn & Ornamental nutrition and pest control.

POOL MAINTENANCE

The Company offers pool and filtration cleaning on a weekly basis and repair and installation of broken pumps or parts.

Employees

The Company's active business operations currently employ 5 people, 3 of which are full-time employees.

Customers

We have no corporate customers. We have no concentration of customers, so that the loss of any customer would not have a significant adverse effect on our business.

Research and Development

We have not spent any funds on research and development during 2012 or 2013.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

The officers and directors comprise:

Christoph Trina, Age 50
Director, Chief Executive Officer (CEO) and Chief Financial Officer (CFO)

Business Address: 8875 Hidden River Parkway #300, Tampa, FL 33637
Term of office began on 4/1/13 and continues until 3/31/15.

Dr. Sandy Shultz, Age 59
Director
Business Address: 8875 Hidden River Parkway #300, Tampa, FL 33637
Term of office began on 4/1/13 and continues until 3/31/15.

There are no family relationships between any officers, directors and employees of the Company.

Christoph Trina – Chief Executive Officer and Chairman of the Board of the Directors

On September 7, 2007 the Board of Directors of Transfer Technology Int'l Inc. appointed Chris Trina President, Director and Chief Executive Officer. In the fall of 2010, Mr. Trina also became the Chief Financial Officer of the Company. Prior to joining the Company, Mr. Trina was a Senior Investment Advisor with National Securities Corporation from November 2006 through July 2007. Mr. Trina was the President of Secure Financial Assets Group, a retail brokerage firm, from September 2005 through September 2006. From September 1997 to August 2005, Mr. Trina was the Senior Vice President of Sales at Gunnallen Financial, Inc. Since June 1997, Mr. Trina was the President and sole stockholder of Windsor Financial Holdings, Inc., a private investment banking and insurance firm which is no longer active. From 2009 to present Mr. Trina has held identification cards in all lines of pest control and was the founder of X-Terminate Inc. a full service pest control company in the Tampa Bay area. Mr. Trina has twenty-one years of investment advisory and/or investment banking experience and received his Bachelor of Science degree in Accountancy from the University of South Florida in 1985. From April 1, 2013 to present Mr. Trina has held the CEO and Chairman positions at Enviro-Serv, Inc.

Sandy W. Shultz, M.D. – Director

Effective January 14, 2008, Sandy W. Shultz, M.D. was elected to the Board of Directors of the Company. Dr. Shultz graduated from George Washington University School of Medicine where he served as senior class president. After completing his Internal Medicine internship at the Veterans Administration Medical Center, in Washington, D.C., Dr. Shultz completed a residency and became Chief Resident Department of Radiology at George Washington University. In 1985 and 1986 Dr. Shultz completed a Fellowship in Vascular and Interventional Radiology. Dr. Shultz has been published in medical journals on various topics. Dr. Shultz currently serves as Chief of Radiology in the Department of Radiology at the Lower Keys Regional Medical center in Key West Florida.

Remuneration of Directors and Officers

Pursuant to an Employment agreement dated as of April 1, 2013, attached hereto as Exhibit 2, Mr. Trina receives a salary of $9,000 per month during the term of the said agreement, along with any fringe benefit plans maintained by the Issuer from time to time, including bonus, profit

sharing, medical and life insurance plans. Mr. Trina is the sole paid officer or director of the Company. The following sets forth the remuneration of Mr. Trina during the last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Christophe Trina	Chief Executive Officer	$108,000

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of June 15, 2014, regarding the beneficial ownership of shares of our Common Stock by our directors, and executive officers, individually, and as a group and by each person known to us to own 10% or more voting and investment power with respect to our outstanding shares. Except as otherwise noted in the footnotes, below, each person below has sole voting and investment power with respect to such securities.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of class
Series A Convertible Preferred Stock and Common	Christoph Trina 2445 Silvermoss Drive Wesley Chapel, FL 33544	2,246,151 Series A Preferred 446,612,308 Common	2,246,151 Series A Preferred 446,612,308 Common	38.7% (1)
Series A Convertible Preferred Stock	Dr. Sandy Shultz 47 Seaside Ct. South Key West, FL 33040	924,000	924,000	5.3% (1)
All Directors and Officers as a Class		2,246,151 Series A Preferred 447,536,308 Common	2,246,151 Series A Preferred 447,536,308 Common	44% (1)

(1) As converted to common stock.

Over the past 12 months, Deer Valley Management, LLC has purchased 334,000,000 shares of our common stock in securities purchase transactions that we negotiated. Deer Valley Management, LLC currently does not hold any shares in the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into an employment agreement with Mr. Trina. A copy of the agreement is attached as an Exhibit hereto.

There are no further related party transactions

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent fiscal year end. The historical data in the table is derived from and should be read in conjunction with our financial statements, included in this Offering Circular and in conjunction with the "Use of Proceeds" section.

	As of 12/31/13	As Adjusted 50% of Shares Offered	As Adjusted 100% of Shares Offered
Debt:			
Short- Term Debt	$485,750	$485,750	$485,750
Long-Term Debt (average interest rate [__]%	$0	$0	$0
Total Debt	$485,750	$485,750	$485,750
Stockholder's Equity (deficit):			
Preferred stock – par or stated value (by class of preferred in order of preferences)			
Preferred Stock			
Series A Preferred Stock	$103,000	$103,000	$103,000
Series B Preferred Stock	$300,000	$300,000	$300,000
Series C Preferred Stock	$0	$0	$0
Common Stock $.0001 Par Value:	$153,000	$903,000	$1,653,000
Additional Paid in Capital			
Retained Earnings (deficit)			
Earnings – Current Year	$(136,591)	$(136,591)	$(136,591)
Total Stockholder's Equity	$419,409	$1,169,409	$1,919,409
Total Capitalization	$905,159	$1,655,159	$2,405,159

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
Preferred Stock	$10,000	$0.0001
Series A Preferred Stock	N/A	N/A
Series B Preferred Stock	N/A	N/A
Series C Preferred Stock	N/A	N/A

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group. OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of May 13, 2014, an aggregate of 1,209,718,800 shares of our common stock were issued and outstanding and were owned by approximately 994 holders of record, based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $200,000 individually or $300,000 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

- Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

- Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We have never paid a dividend and have no present intention of doing so. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of:

Common Stock

As of August 31, 2014, the Company had 4,950,000,000 shares of common stock authorized and 1,258,218,000 shares of common stock issued and outstanding.

As of August 31, 2014, the Company had 994 shareholders of record.

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Preferred Stock

As of August 31, 2014, the Company had 100,000,000 shares of preferred stock authorized, as further designated below:

Series "A" Convertible Preferred Stock

As of August 31, 2014, the Issuer had 3,170,000 shares of Series "A" Convertible Preferred Stock, issued and outstanding.

Series "B" Convertible Preferred Stock

As of August 31, 2013, the Issuer had 173,410 shares of Series "B" Convertible Preferred Stock, issued and outstanding.

Series "C" Convertible Preferred Stock

As of August 31, 2013, the Issuer had 1,572,750 shares of Series "C" Convertible Preferred Stock, issued and outstanding. These shares were issued as a stock dividend to holders of the Company's Common Stock, on July 28, 2014. Each share of Series "C" Convertible Preferred Stock is convertible into 100 shares of Common Stock.

Description of Common and Preferred Stock

Common Stock, par value $0.0001. Holders of common stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights. Holders of common stock are entitled, upon liquidation of the Company, to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock, par value $0.0001. One Hundred Million shares of Preferred Stock of all Series are authorized. The Board of Directors is authorized to establish series, and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock, and the relative rights, preferences and limitations between or among the series.

Series "A" Convertible Preferred Stock.

Dividends. If the Issuer declares a dividend or distribution on the common stock of the Issuer, the holders of the shares of this series shall be entitled to receive for each share of this series a dividend or distribution of the amount of the dividend or distribution that would be received by a holder of the common stock into which such shares of this series would be converted on the record date for such dividend or distribution.

No Preference in Liquidation. The holders of this series shall receive for each share of this series a liquidation amount equal to the liquidation amount that would be received by a holder of the common stock into which such shares of this series could be converted on the record date for such liquidation distribution.

Voting Rights. Each holder of any shares of this series shall have the right to 200 votes for each share of this series held on the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, at the day prior to the date such vote is taken or any written consent of stockholders is first executed. With respect to such vote, such holders (i) shall have voting rights and powers equal to 200 times the voting rights and powers of the holders of common stock, (ii) shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the bylaws of the Issuer, and (iii) shall be entitled to vote, together with the holders of common stock with respect to any question upon which holders of common stock have the right to vote.

Conversion. The holder of the shares of this series shall be entitled to convert his or her shares of this series into 100 shares of common stock for each share of this series converted.

No Preemptive Rights. Holders of shares of this series shall have no first right of refusal to purchase any shares sold by the Issuer in the future.

Effect of Stock Split. In the event the common stock of the Issuer is split on either a forward or reverse basis, the shares of this series shall also be split on a like basis.

Consolidation or Merger. In the case of any consolidation or merger to which the Issuer is a party (other than a consolidation or merger in which the Issuer is the surviving or continuing corporation and in which the shares of the common stock outstanding immediately before the merger or consolidation remain unchanged) or in the case of any sale or transfer to another company of the Issuer as an entirety or substantially as an entirety, then if any shares of this series are to remain outstanding following the consummation of such transaction, the Issuer shall make appropriate provision, or cause appropriate provision to be made, so that, upon conversion of the holders of shares of this series outstanding immediately prior thereto shall have the right to receive the kind and amount of securities, cash or other property receivable upon the consummation of such transaction by a holder of the number of shares of common stock into which such shares of this series would have been converted if conversion had occurred immediately before the date of the consummation of such transaction. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, sales or transfers.

Series "B" Convertible Preferred Stock.

Amount and Stated Value. The number of shares constituting such Series B Convertible Preferred Stock shall be one hundred seventy three thousand four hundred ten (173,410).

Dividends. If the Issuer declares a dividend or distribution on the common stock of the Issuer, the holders of the shares of this series shall be entitled to receive for each share of this series a dividend or distribution of the amount of the dividend or distribution that would be received by a holder of the common stock into which such shares of this series would be converted on the record date for such dividend or distribution.

No Preference in Liquidation. The holders of this series shall receive for each share of this series a liquidation amount equal to the liquidation amount that would be received by a holder of the common stock into which such shares of this series could be converted on the record date for such liquidation distribution.

Voting Rights. Each holder of any shares of this series shall have the right to 100 votes for each share of this series held on the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, at the day prior to the date such vote is taken or

any written consent of stockholders is first executed. With respect to such vote, such holders (i) shall have voting rights and powers equal to 100 times the voting rights and powers of the holders of common stock, (ii) shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the bylaws of the Issuer, and (iii) shall be entitled to vote, together with the holders of common stock with respect to any question upon which holders of common stock have the right to vote.

Conversion. The holder of the shares of this series shall be entitled to convert his or her shares of this series into 100 shares of common stock for each share of this series converted.

No Preemptive Rights. Holders of shares of this series shall have no first right of refusal to purchase any shares sold by the Issuer in the future.

Effect of Stock Split. In the event the common stock of the Issuer is split on either a forward or reverse basis, the shares of this series shall also be split on a like basis.

Consolidation or Merger. In the case of any consolidation or merger to which the Issuer is a party (other than a consolidation or merger in which the Issuer is the surviving or continuing corporation and in which the shares of the common stock outstanding immediately before the merger or consolidation remain unchanged) or in the case of any sale or transfer to another company of the Issuer as an entirety or substantially as an entirety, then if any shares of this series are to remain outstanding following the consummation of such transaction, the Issuer shall make appropriate provision, or cause appropriate provision to be made, so that, upon conversion of the holders of shares of this series outstanding immediately prior thereto shall have the right to receive the kind and amount of securities, cash or other property receivable upon the consummation of such transaction by a holder of the number of shares of common stock into which such shares of this series would have been converted if conversion had occurred immediately before the date of the consummation of such transaction. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, sales or transfers.

Series "C" Convertible Preferred Stock.

Dividends. If the Issuer declares a dividend or distribution on the common stock of the Issuer, the holders of the shares of this series shall be entitled to receive for each share of this series a dividend or distribution of the amount of the dividend or distribution that would be received by a holder of the common stock into which such shares of this series would be converted on the record date for such dividend or distribution.

No Preference in Liquidation. The holders of this series shall receive for each share of this series a liquidation amount equal to the liquidation

amount that would be received by a holder of the common stock into which such shares of this series could be converted on the record date for such liquidation distribution.

Voting Rights. Each holder of any shares of this series shall have the right to 100 votes for each share of this series held on the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, at the day prior to the date such vote is taken or any written consent of stockholders is first executed. With respect to such vote, such holders (i) shall have voting rights and powers equal to 100 times the voting rights and powers of the holders of common stock, (ii) shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the bylaws of the Issuer, and (iii) shall be entitled to vote, together with the holders of common stock with respect to any question upon which holders of common stock have the right to vote.

Conversion. The holder of the shares of this series shall be entitled to convert his or her shares of this series into 100 shares of common stock for each share of this series converted.

No Preemptive Rights. Holders of shares of this series shall have no first right of refusal to purchase any shares sold by the Issuer in the future.

Effect of Stock Split. In the event the common stock of the Issuer is split on either a forward or reverse basis, the shares of this series shall also be split on a like basis.

Consolidation or Merger. In the case of any consolidation or merger to which the Issuer is a party (other than a consolidation or merger in which the Issuer is the surviving or continuing corporation and in which the shares of the common stock outstanding immediately before the merger or consolidation remain unchanged) or in the case of any sale or transfer to another company of the Issuer as an entirety or substantially as an entirety, then if any shares of this series are to remain outstanding following the consummation of such transaction, the Issuer shall make appropriate provision, or cause appropriate provision to be made, so that, upon conversion of the holders of shares of this series outstanding immediately prior thereto shall have the right to receive the kind and amount of securities, cash or other property receivable upon the consummation of such transaction by a holder of the number of shares of common stock into which such shares of this series would have been converted if conversion had occurred immediately before the date of the consummation of such transaction. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, sales or transfers.

There are no provisions in our charter or bylaws that would delay, defer or prevent a change in control of our company.

Part F/S

The following are unaudited financial statements for the Company, and its predecessor entity, Transfer Technology International Corp, as well as pro-forma financial statements for the Company, reflecting the proposed acquisition of the target landscape company. The financials should be read in conjunction with the notes for each financial statement.

The pro-forma statements are not actual financial statement for the Company – they reflect management's beliefs, assumptions and expectations of the financial condition of the combined entity, taking into account the information currently available to them. These statements are not statements of historical fact. Pro-forma statements involve risks and uncertainties, some of which are not currently known that may cause actual results, performance or financial condition to be materially different from the expectations we express or imply in the pro-forma statements. These pro-forma statements are based on current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and future financial condition and results.

The unaudited interim consolidated financial statements reflect all adjustments that management considers necessary for the fair presentation of the results of the operations for these periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

Enviro-Serv, Inc.

Condensed Consolidated Statement of Operations

For the Nine Months Ended December 31, 2013 (Unaudited)

	Nine Months Ended December 31, 2013 (Since Inception)	
Revenue	$	39,806
Cost of Goods		8,204
Gross Profit	$	31,602
Expenses		
Salaries	$	99,259
Selling and marketing		26,027
General and Administative		42,907
Total Expenses	$	168,193
Net (Loss) from Operations	$	(136,591)
Net Income (Loss)	$	(136,591)

Enviro-Serv, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended December 31, 2013 (Since Inception)
Net (Loss)	$ (136,591)
Operating Activities, cash flows provided by or used in:	
Increase in inventory	(1,400)
Increase in stock subscription receivable	(11,000)
Depreciation	1,865
Decrease in accounts payable	(8,716)
Increase in accrued expenses	(9,903)
Net Cash Flow Used by Operating Activities	$ (165,745)
Investing Activities, cash flows provided by or used in:	
Capital expenditures	$ (334,286)
Increase (Decrease) in notes payable	-
Net Cash Flow from Investing Activities	$ (334,286)
Financing Activities, cash flows provided by or used in:	
Repayment of shareholder notes	$ (48,053)
Sale of stock	556,500
Net Cash Flow from Financing Activities	$ 508,447
Net Increase in Cash	$ 8,416
Cash, Beginning of Period	200
Cash, End of Period	$ 8,616

Enviro-Serv, Inc.
Consolidated Statement of Stockholders Equity
December 31, 2013
(Unaudited)

	Common Stock	Paid-in-Capital	Preferred Class A	Preferred Class B	Accumulated Deficit
Balance at April 1, 2014	$ 249,963	$ 46,408,962			$ (49,639,577)
Net (loss)					(136,591)
Elimination of Transfer Technolgy equity	(249,963)	(46,408,962)			48,566,748
Comon stock sold to investors	153,000				
Conversion of debt to Class A Preferred			103,500		
Issuance of Class B Preferred for puchase of X-Terminate Pest Control				300,000	
Balance at December 31. 2013	$ 153,000	$ -	$ 103,500	$ 300,000	$ (1,209,420)

Enviro-Serv, Inc.
Notes Related to Business Practices
Condensed Consolidated Financial Statements
December 31, 2013

Item 1. Business
Enviro-Serv, Inc. (the "Company") is a Delaware Corporation seeking to build a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and gardening care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings. To date Enviro-Serv, Inc. has one wholly owned subsidiary, X-Terminate Pest Management Inc. a fully licensed pest control Florida Corporation in good standing both with SUNBIZ.ORG and the Department of Agricultural and Consumer Services. The websites of both companies are WWW.ENVIRO-SERV.COM AND WWW.XTERMINATEINC.COM

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including service quality, product availability, and terms of guarantees, and reputation for safety, technical proficiency and price.
The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumers. Compliance with these requirements has not had a material negative impact on the Company's financial position, results of operations or liquidity.

The federal law grants to the states the responsibility to be the primary agent in the enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. Each state has their regulatory programs to handle the special interests of citizens within their state. The pest control industry is impacted by these federal and state agencies.

Item 2. Risk Factors
The Company operates in a highly competitive industry. The Company's revenues and earnings may be affected by changes in competitors' prices, and general economic issues. The Company competes with other large and small pest control companies for a finite number of customers. Although the Company believes that their experience and reputation for safety and quality service is excellent, they cannot assure investors that we will be able to maintain our competitive advantage.

Pest and termite services represent discretionary expenditures of our residential customers. If consumers restrict their discretionary spending, the Company may suffer a decline in revenues.
Acquisitions have been and will continue to be an important element of the Company's business strategy. The Company cannot assure investors that future acquisition candidates will be identified and acquired on favorable terms to the Company. The Company cannot assure investors that the Company will be able to successfully integrate the operations and assets of acquired businesses with their own business. The inability to integrate and manage acquired businesses could have an adverse effect on the results of operations and financial condition of the Company.

The Company's ability to remain productive and profitable will depend on the ability to attract and retain skilled workers. Either the need to pay higher wages or the shortage of skilled employees could reduce the Company's capacity for growth or profitability could be reduced.

The Company is significantly affected by environmental laws and regulations within the pest control industry. Management believes that present operations are in substantial compliance with such laws and have had no material adverse effect on operations to date. Such laws could be changed and the Company is unable to predict if changes could affect operations and financial condition of the Company.

Item 3. Financial Statement Note Information
To better reflect the current financial condition of new entity Enviro-Serv Inc. the company has elected to eliminate the shares issued and the cost of these past issued shares to previous corporate charters over the past 16 years in the amount of $47,297,946. The cost of these shares and the additional paid in capital was applied against the retained (deficit) accumulated in prior years. The balance of the deficit was capitalized as organization costs under the new entity.

Various notes are in default and continue to accrue interest. The Company has not been able to make payments due to lack of funding. The Company has two default judgments in the amount of $88,989.80 and $50,000.00. To date, to the knowledge of the Company, no legal action has been taken to enforce these judgments. In addition, in February, 2009, the Company was contacted by three investors requesting the Company buy back their investments on a best efforts basis. The Company agreed to attempt to do so. The combined investment price was $235,000 and was to be paid by the Company over time on monthly payments. The Company was only able to make the first two payments. There was no legal action then or now against the company in this agreement. The company's current position is that it no longer will accrue this liability and has removed this $235,000 liability.

Past Securities History:
Capital Structure Changes – Shares were increased by 5 for 1 split payable on 12/13/00 Capital Change - Shares increased by 2 for 1 split payable on 3/19/01. Capital Change - Shares decreased by 1 for 2 split payable on 8/14/01. Capital Change - Shares decreased by 1 for 100 split payable on 10/26/2001. Capital Change - Shares decreased by 1 for 150 split payable on 01/23/2007. Capital Change - Shares decreased by 1 for 100 split payable on 12/07/2007. Capital Change - Shares decreased by 1 for 300 split payable on 02/28/2012.

HISTORICAL QUARTERLY CAPITALIZATION TABLES: Q1 2012-MAY 31, 2014

As of May 31, 2014
Common stock Authorized: 4,950,000,000
Common stock outstanding: 1,221,718,800
Public float: 687,352,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 3,170,151
Preferred B shares issued: 173,410
Number of shareholders of record: 994

As of the quarter ending March 31st, 2014

Common stock Authorized: 2, 950,000,000
Common stock outstanding: 690,123,100
Public float: 531,992,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 6,368,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of quarter ended December 31st, 2013
Common stock Authorized: 950,000,000
Common stock outstanding: 605,123,100
Public float: 446,992,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 6,432,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1050

As of quarter ended September 30th, 2013
Common stock Authorized: 950,000,000
Common stock outstanding: 491,723,100
Public float: 334,492,292
Preferred shares authorized 100,000,000
Preferred A shares issued: 6,432,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of quarter ended June 30th, 2013
Common stock Authorized: 950,000,000
Common stock outstanding: 887,984,478
Public float: 86,206,897
Preferred shares authorized 100,000,000
Preferred A shares issued: -0-
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of the quarter ended March 31st, 2013
Common Stock Authorized: 950,000,000
Common stock outstanding: 877,106,897
Public float: 86,206,897
Number of Shareholders of Record: 225

As of the quarter ended Dec 31, 2012:
Common stock Authorized: 250,000,000
Common Stock Outstanding: 877,581 Public
Float: 385,395
Number of shareholders of Record: 224

As of the quarter ended Sept. 30th, 2012
Common Stock Authorized: 250,000,000
Common Stock Outstanding: 877,581 Public
Float: 385,395
Number of Shareholders of Record: 224

As of the quarter ended June 30th, 2012
Common Stock Authorized: 250,000,000
Common Stock Outstanding: 877,581 Public
Float: 385,395
Number of Shareholders of Record: 224

As of the quarter ended March 31st, 2012
Common Stock Authorized: 250,000,000
Common Stock Outstanding: 877,581 Public
Float: 385,395
Number of Shareholders of Record: 224

During the quarter ending September 30th, 2013 there was a total of class A common Stock retired in the amount of 643,261,378 which consisted of 582,077,376 from C.E.O Chris Trina and 60,000,000 from Director Sandy Shultz.

Newly authorized and issuance of Preferred security class:

August 5th, 2013 Company announces designation of 100,000,000 preferred shares and issues 5,829,957 class A preferred shares to CEO Chris Trina and issues 602,825 to Director Sandy Shultz of the same class in lieu of retired class A common shares. Additionally company issues Richard Tellone from X- Terminate Pest management 112,716 series B preferred and Bruce Luciano also from X-Terminate Pest 60,694 series B preferred shares to consummate the acquisition between the two companies. In April 2014 CEO Trina converted 4,265,957 to class A common stock for the purpose of utilizing his personal common stock holdings as collateralization in certain financing arrangements with an investor. In March 2014 and during Q1 a BOD anti-dilution resolution was ratified to increase holdings for executive Trina and Director Shultz to maintain controlling interest in EVSV. On May 8th, 2014 Trina was issued 996,000 Preferred A class shares and Shultz was issued 224,000 pursuant to the resolution.

After the quarter ended December 31st, 2013 and during the current quarter ending March 31, 2014 the company issued 85,000,000 class A common shares under rule 504 for total funding proceeds of $38,500 dollars received. Additionally Chris Trina, CEO registered and sold 6,400,000 rule 144 class A common shares for total gross proceeds of $3,200 for estate and college planning purposes. Additionally the company has entered into a bridge loan with an interested investment company in the amount of $15,000 which has been received. This note has been collateralized with a large portion of Chris Trina's personal stock holdings. Additionally the company has amended its article of incorporation in Delaware to reflect an increase in authorized common shares to 2,950,000,000 from previous 950,000,000. During the current quarter ending June 30th, 2014 the company amended its articles of incorporation in Delaware to reflect an

additional increase in authorized common shares to 4,950,000,000 from previous stated 2,950,000 to reflect the potential issuance of common shares in the proposed REG-A offering currently underway. Also within this quarter the company engaged in an additional $25,000 bridge loan with an investor of which was collateralized with a large portion of Chris Trina's personal stock holdings. On May 13th, 2014 CEO Trina registered rule 144 for sale in the amount of 12, 000,000 common shares.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our Company's financial position and results of operations that require management's most difficult, complex or subjective judgments. These policies relate to the need for management to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies are as follows:

Accrual for Termite Contracts:
The Company has no accrual for the estimated costs for reapplications, repairs, labor and chemicals and other costs related to termite control applications. Services to date have been limited and management expects losses to be immaterial at this point.

Revenue Recognition:
The Company recognizes revenue at the time the service is performed and paid for.

Depreciation and amortization:
Assets are deprecated or amortized on the straight line basis over the useful life of the asset.

Forward-Looking Statements
Management believes that environmental remediation costs estimated to be incurred are not material to the Company's financial condition or operating results; the Company has no litigation that will have an adverse effect on the Company's financial condition, results of operations or liquidity; the Company has adequate resources and borrowings to fund operations and obligations; the impact and amount of the Company's obligations; management's expectations regarding future claims; the expected collectability of billings; expected tax consequences; and the impact of future regulations and accounting pronouncements.

Results of Operations
The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks; timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company for any litigation; general economic conditions; market risk, changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the inability to identify future acquisitions; climate and weather trends; competitive pricing and pricing practices; potential increases in labor costs; and changes in various laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated.

PREDECESSOR ENTITY - Transfer Technology International Corp.
Condensed Consolidated Balance Sheet
December 31, 2012
(Unaudited)

ASSETS		
Cash	$	200
Other Assets		2,191
TOTAL ASSETS	$	2,391
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$	1,262,192
Convertible notes and notes payable		648,022
TOTAL CURRENT LIABILITIES	$	1,910,214
STOCKHOLDERS EQUITY		
Common stock	$	249,963
Additional paid in capital		46,408,962
Accumulated deficit		(48,566,748)
TOTAL STOCKHOLDERS EQUITY	$	(1,907,823)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	2,391

PREDECESSOR ENTITY - Transfer Technology International Corp.
Consolidated Statement of StockHolders Equity
December 31, 2012
(Unaudited)

	Common Stock	Additional Paid-in-Capital		Accumulated (Deficit)
Balance at December 31, 2012	$249,963	$46,408,962	$	(48,943,846)
Net (loss) for period	-	-		377,098
Balance at March 31, 2013	$249,963	$46,408,962	$	(48,566,748)

PREDECESSOR ENTITY - Transfer Technology International Corp.
Condensed Consolidated Statement of Operations
December 31, 2012 (Unaudited)

		Twelve Months Ended December 31, 2012
Revenue	$	-
Cost of Goods		-
Gross Profit	$	-
Expenses		
Salaries	$	-
Selling and marketing		-
General and Administative		-
Total Expenses	$	-
Net (Loss) from Operations	$	-
Adjustment to Accruals		377,098
Net Income (Loss)	$	377,098

PREDECESSOR ENTITY Transfer Technology International Corp.

Condensed Consolidated Statements of Cash Flows

December 31, 2012 (Unaudited)

	Twelve Months Ended December 31, 2013
Net Income	$ 377,098
Operating Activities, cash flows provided by or used in:	
Decrease in accrued expenses	(377,098)
Net Cash Flow Used by Operating Activities	$ -
Net Decrease in Cash	$ -
Cash, Beginning of Period	200
Cash, End of Period	$ 200

Transfer Technology International Corp.
Notes Related to Business Practices
Condensed Consolidated Financial Statements
December 31, 2012

Item 1. Business
Transfer Technology International Corp. (the "Company") was a Delaware Corporation seeking new technology. In November 2009, The Company formed a new subsidiary called Xterminate, Inc., a Florida corporation, which launched their eco-friendly termite control business. The Company applies oil for termite control purposes.
As of the end of 2011, the Company began their focus on building a service business focused on pest control.

In the first quarter of 2013, the Board of Directors approved a resolution to amend the name of the Corporation from Transfer Technology International Corp. to Enviro-Serv, Inc. The Company applied for a stock symbol change from TTIN to EVSV which was subsequently approved.

Item 2. Risk Factors
The Company had incurred substantial losses through the year ended December 31, 2011. Management had been able to finance the losses through a series of private placements and convertible notes payable. The Company continued to seek other sources of financing and alternative ways of generating revenues through partnerships with other businesses.
In view of these conditions, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing or capital sources, to meet its financing requirements, and ultimately to achieve profitable operations. Management believes that its current and future plans to raise capital provides an opportunity to continue as a going concern.

Item 3. Financial Statement Note Information
For the year 2012, there was nominal activity in the business as Management was seeking new sources of financing to expand business development in the pest control industry.

Capital Structure Changes
On February 28, 2012, there was a 1 for 300 reverse stock split for the capital restructuring of the Company's common stock.

Results of Operations
The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks; timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company for any litigation; general economic conditions; market risk, changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the inability to identify future acquisitions; climate and weather trends; competitive pricing and pricing practices; potential increases in labor costs; and changes in various laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated.

PREDECESSOR ENTITY Transfer Technology International Corp.

Condensed Consolidated Balance Sheet

March 31, 2013

(Unaudited)

ASSETS		
Cash	$	-
Other Assets		2,191
TOTAL ASSETS	$	2,191
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$	1,262,192
Convertible notes and notes payable		648,022
TOTAL CURRENT LIABILITIES	$	1,910,214
		.
STOCKHOLDERS EQUITY		
Common stock	$	249,963
Additional paid in capital		46,408,962
Accumulated deficit		(48,566,748)
TOTAL STOCKHOLDERS EQUITY	$	(1,907,823)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	2,391

PREDECESSOR ENTITY Transfer Technology International Corp.

Consolidated Statement of StockHolders Equity

March 31, 2013

(Unaudited)

	Common Stock	Additional Paid-in-Capital	Accumulated (Deficit)
Balance at December 31, 2012	$ 249,963	$ 46,408,962	$ (48,566,548)
Net (loss) for period	-	-	(200)
Balance at March 31, 2013	$ 249,963	$ 46,408,962	$ (48,566,748)

PREDECESSOR ENTITY Transfer Technology International Corp.
Condensed Consolidated Statement of Operations
(Unaudited)

	Three Months Ended March 31, 2013
Revenue	$ -
Cost of Goods	-
Gross Profit	$ -
Expenses	
Salaries	$ -
Selling and marketing	-
General and Administative	200
Total Expenses	$ 200
Net (Loss) from Operations	$ (200)
Net Income (Loss)	$ (200)

PREDECESSOR ENTITY Transfer Technology International Corp.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31, 2013
Net Income	$ (200)
Net Cash Flow Used by Operating Activities	$ (200)
Net Decrease in Cash	$ (200)
Cash, Beginning of Period	200
Cash, End of Period	$ -

Transfer Technology International Corp.
Notes Related to Business Practices
Condensed Consolidated Financial Statements
March 31, 2013

Item 1. Business
Transfer Technology International Corp. (the "Company") was a Delaware Corporation seeking new technology. In November 2009, The Company formed a new subsidiary called Xterminate, Inc., a Florida corporation, which launched their eco-friendly termite control business. The Company applies oil for termite control purposes.

As of the end of 2011, the Company began their focus on building a service business focused on pest control.

In the first quarter of 2013, the Board of Directors approved a resolution to amend the name of the Corporation from Transfer Technology International Corp. to Enviro-Serv, Inc. The Company applied for a stock symbol change from TTIN to EVSV which was subsequently approved.

Item 2. Risk Factors
The Company had incurred substantial losses through the year ended March 31, 2013. Management had been able to finance the losses through a series of private placements and convertible notes payable. The Company continued to seek other sources of financing and alternative ways of generating revenues through partnerships with other businesses.
In view of these conditions, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing or capital sources, to meet its financing requirements, and ultimately to achieve profitable operations. Management believes that its current and future plans to raise capital provides an opportunity to continue as a going concern.

Item 3. Financial Statement Note Information
For the quarter ended March 31, 2013, there was nominal activity in the business as Management was seeking new sources of financing to expand business development in the pest control industry.

Capital Structure Changes
On February 28, 2012, there was a 1 for 300 reverse stock split for the capital restructuring of the Company's common stock.

Results of Operations
The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks; timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company for any litigation; general economic conditions; market risk, changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the inability to identify future acquisitions; climate and weather trends; competitive pricing and pricing practices; potential increases in labor costs; and changes in various laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated.

Enviro-Serv, Inc.
Condensed Consolidated Balance Sheet
June 30, 2014
(Unaudited)

ASSETS		
Cash	$	6,381
Deposit		42,500
Inventory		1,400
Property and equipment (net after accumulated depreciation)		15,263
Other Assets		2,191
Goodwill		300,000
TOTAL ASSETS	$	367,735
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	10,424
Accrued expenses		495,874
Convertible notes and notes payable		518,250
TOTAL CURRENT LIABILITIES	$	1,024,548
STOCKHOLDERS EQUITY		
Common stock	$	243,500
Preferred Class A stock		103,500
Preferred Class B stock		300,000
Accumulated (deficit)		(1,303,813)
TOTAL STOCKHOLDERS EQUITY	$	(656,813)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	367,735

Enviro-Serv, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Revenue	$ 22,882	$ 34,229
Cost of Goods	4,625	6,591
Gross Profit	$ 18,257	$ 27,638
Expenses		
Salaries	$ 42,500	$ 76,205
Selling and marketing	12,226	22,098
General and Administative	6,873	23,728
Total Expenses	$ 61,599	$ 122,031
Net (Loss) from Operations	$ (43,342)	$ (94,393)
Net (Loss)	$ (43,342)	$ (94,393)

Enviro-Serv, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Net (Loss)	$ (43,342)	$ (94,393)
Operating Activities, cash flows provided by or used in:		
Depreciation and amortization	660	1,320
Decrease in stock subscription receivable	11,000	11,000
Decrease in accounts payable	-	(344)
Net Cash Flow Used by Operating Activities	$ (31,682)	$ (82,417)
Investing Activities, cash flows provided by or used in:		
Increase in deposits	$ (42,500)	$ (42,500)
Capital expenditures	-	(319)
Net Cash Flow from Financing Activities	$ (42,500)	$ (42,819)
Financing Activities, cash flows provided by or used in:		
Sale of stock	$ 37,000	$ 90,500
Increase in notes payable	25,000	32,500
Net Cash Flow from Financing Activities	$ 62,000	$ 123,000

Enviro-Serv, Inc.
Consolidated Statement of Stockholders Equity
June 30, 2014
(Unaudited)

	Common Stock	Paid-in-Capital	Preferred Class A	Preferred Class B	Accumulated Deficit
Balance at January 1, 2014	$153,000	$ -	$ 103,500	$ 300,000	$ (1,209,420)
Net (loss)					(89,496)
Comon stock sold to investors	90,500				
Balance at May 31, 2014	$243,500	$ -	$ 103,500	$ 300,000	$ (1,298,916)

Enviro-Serv, Inc.
Notes Related to Business Practices
Condensed Consolidated Financial Statements
June 30, 2014

Item 1. Business
Enviro-Serv, Inc. (the "Company") is a Delaware Corporation seeking to build a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and gardening care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings. To date Enviro-Serv, Inc. has one wholly owned subsidiary, X-Terminate Pest Management Inc. a fully licensed pest control Florida Corporation in good standing both with SUNBIZ.ORG and the Department of Agricultural and Consumer Services. The websites of both companies are WWW.ENVIRO-SERV.COM AND WWW.XTERMINATEINC.COM

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including service quality, product availability, and terms of guarantees, and reputation for safety, technical proficiency and price.
The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumers. Compliance with these requirements has not had a material negative impact on the Company's financial position, results of operations or liquidity.

The federal law grants to the states the responsibility to be the primary agent in the enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. Each state has their regulatory programs to handle the special interests of citizens within their state. The pest control industry is impacted by these federal and state agencies.

Item 2. Risk Factors

The Company operates in a highly competitive industry. The Company's revenues and earnings may be affected by changes in competitors' prices, and general economic issues. The Company competes with other large and small pest control companies for a finite number of customers. Although the Company believes that their experience and reputation for safety and quality service is excellent, they cannot assure investors that we will be able to maintain our competitive advantage.

Pest and termite services represent discretionary expenditures of our residential customers. If consumers restrict their discretionary spending, the Company may suffer a decline in revenues.

Acquisitions have been and will continue to be an important element of the Company's business strategy. The Company cannot assure investors that future acquisition candidates will be identified and acquired on favorable terms to the Company. The Company cannot assure investors that the Company will be able to successfully integrate the operations and assets of acquired businesses with their own business. The inability to integrate and manage acquired businesses could have an adverse effect on the results of operations and financial condition of the Company.

The Company's ability to remain productive and profitable will depend on the ability to attract and retain skilled workers. Either the need to pay higher wages or the shortage of skilled employees could reduce the Company's capacity for growth or profitability could be reduced.

The Company is significantly affected by environmental laws and regulations within the pest control industry. Management believes that present operations are in substantial compliance with such laws and have had no material adverse effect on operations to date. Such laws could be changed and the Company is unable to predict if changes could affect operations and financial condition of the Company.

Item 3. Financial Statement Note Information

To better reflect the current financial condition of new entity Enviro-Serv Inc. the company has elected to eliminate the shares issued and the cost of these past issued shares to previous corporate charters over the past 16 years in the amount of $47,297,946. The cost of these shares and the additional paid in capital was applied against the retained (deficit) accumulated in prior years. The balance of the deficit was capitalized as organization costs under the new entity.

Various notes are in default and continue to accrue interest. The Company has not been able to make payments due to lack of funding. The Company has two default judgments in the amount of $88,989.80 and $50,000.00. To date, to the knowledge of the Company, no legal action has been taken to enforce these judgments. In addition, in February, 2009, the Company was contacted by three investors requesting the Company buy back their investments on a best efforts basis. The Company agreed to attempt to do so. The combined investment price was $235,000 and was to be paid by the Company over time on monthly payments. The Company was only able to make the first two payments. There was no legal action then or now against the company in this agreement. The company's current position is that it no longer will accrue this liability and has removed this $235,000 liability.

Past Securities History:

Capital Structure Changes – Shares were increased by 5 for 1 split payable on 12/13/00 Capital Change - Shares increased by 2 for 1 split payable on 3/19/01. Capital Change - Shares decreased by 1 for 2 split payable on 8/14/01. Capital Change - Shares decreased by 1 for 100 split payable on 10/26/2001. Capital Change - Shares decreased by 1 for 150 split payable on 01/23/2007. Capital Change - Shares decreased by 1 for 100 split payable on 12/07/2007. Capital Change - Shares decreased by 1 for 300 split payable on 02/28/2012.

HISTORICAL QUARTERLY CAPITALIZATION TABLES: Q1 2012-MAY 31, 2014

As of May 31, 2014
Common stock Authorized: 4,950,000,000
Common stock outstanding: 1,221,718,800
Public float: 687,352,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 3,170,151
Preferred B shares issued: 173,410
Number of shareholders of record: 994

As of the quarter ending March 31st, 2014
Common stock Authorized: 2, 950,000,000
Common stock outstanding: 690,123,100
Public float: 531,992,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 6,368,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of quarter ended December 31st, 2013
Common stock Authorized: 950,000,000
Common stock outstanding: 605,123,100
Public float: 446,992,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 6,432,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1050

As of quarter ended September 30th, 2013
Common stock Authorized: 950,000,000
Common stock outstanding: 491,723,100
Public float: 334,492,292
Preferred shares authorized 100,000,000
Preferred A shares issued: 6,432,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of quarter ended June 30th, 2013
Common stock Authorized: 950,000,000

Common stock outstanding: 887,984,478
Public float: 86,206,897
Preferred shares authorized 100,000,000
Preferred A shares issued: -0-
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of the quarter ended March 31st, 2013
Common Stock Authorized: 950,000,000
Common stock outstanding: 877,106,897
Public float: 86,206,897
Number of Shareholders of Record: 225

As of the quarter ended Dec 31, 2012: Common stock Authorized: 250,000,000 Common Stock Outstanding: 877,581 Public Float: 385,395
Number of shareholders of Record: 224

As of the quarter ended Sept. 30th, 2012
Common Stock Authorized: 250,000,000 Common Stock Outstanding: 877,581 Public Float: 385,395
Number of Shareholders of Record: 224

As of the quarter ended June 30th, 2012
Common Stock Authorized: 250,000,000 Common Stock Outstanding: 877,581 Public Float: 385,395
Number of Shareholders of Record: 224

As of the quarter ended March 31st, 2012
Common Stock Authorized: 250,000,000 Common Stock Outstanding: 877,581 Public Float: 385,395
Number of Shareholders of Record: 224

During the quarter ending September 30th, 2013 there was a total of class A common Stock retired in the amount of 643,261,378 which consisted of 582,077,376 from C.E.O Chris Trina and 60,000,000 from Director Sandy Shultz.

Newly authorized and issuance of Preferred security class:

August 5th, 2013 Company announces designation of 100,000,000 preferred shares and issues 5,829,957 class A preferred shares to CEO Chris Trina and issues 602,825 to Director Sandy Shultz of the same class in lieu of retired class A common shares. Additionally company issues Richard Tellone from X- Terminate Pest management 112,716 series B preferred and Bruce Luciano also from X-Terminate Pest 60,694 series B preferred shares to consummate the acquisition between the two companies. In April 2014 CEO Trina converted 4,265,957 to class A common stock for the purpose of utilizing his personal common stock holdings as collateralization in certain financing arrangements with an investor. In March 2014 and during Q1 a BOD anti-dilution resolution was ratified to increase holdings for executive Trina and

Director Shultz to maintain controlling interest in EVSV. On May 8th, 2014 Trina was issued 996,000 Preferred A class shares and Shultz was issued 224,000 pursuant to the resolution.

After the quarter ended December 31st, 2013 and during the current quarter ending March 31, 2014 the company issued 85,000,000 class A common shares under rule 504 for total funding proceeds of $38,500 dollars received. Additionally Chris Trina, CEO registered and sold 6,400,000 rule 144 class A common shares for total gross proceeds of $3,200 for estate and college planning purposes. Additionally the company has entered into a bridge loan with an interested investment company in the amount of $15,000 which has been received. This note has been collateralized with a large portion of Chris Trina's personal stock holdings. Additionally the company has amended its article of incorporation in Delaware to reflect an increase in authorized common shares to 2,950,000,000 from previous 950,000,000. During the current quarter ending June 30th, 2014 the company amended its articles of incorporation in Delaware to reflect an additional increase in authorized common shares to 4,950,000,000 from previous stated 2,950,000 to reflect the potential issuance of common shares in the proposed REG-A offering currently underway. Also within this quarter the company engaged in an additional $25,000 bridge loan with an investor of which was collateralized with a large portion of Chris Trina's personal stock holdings. On May 13th, 2014 CEO Trina registered rule 144 for sale in the amount of 12, 000,000 common shares.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our Company's financial position and results of operations that require management's most difficult, complex or subjective judgments. These policies relate to the need for management to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies are as follows:

Accrual for Termite Contracts:
The Company has no accrual for the estimated costs for reapplications, repairs, labor and chemicals and other costs related to termite control applications. Services to date have been limited and management expects losses to be immaterial at this point.

Revenue Recognition:
The Company recognizes revenue at the time the service is performed and paid for.

Depreciation and amortization:
Assets are deprecated or amortized on the straight line basis over the useful life of the asset.

Forward-Looking Statements
Management believes that environmental remediation costs estimated to be incurred are not material to the Company's financial condition or operating results; the Company has no litigation that will have an adverse effect on the Company's financial condition, results of operations or liquidity; the Company has adequate resources and borrowings to fund operations and obligations; the impact and amount of the Company's obligations; management's expectations regarding future claims; the expected collectability of billings; expected tax consequences; and the impact of future regulations and accounting pronouncements.

Results of Operations

The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks; timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company for any litigation; general economic conditions; market risk, changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the inability to identify future acquisitions; climate and weather trends; competitive pricing and pricing practices; potential increases in labor costs; and changes in various laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated.

The following are pro-forma statements, intended to reflect the combination of the Company with its acquisition target. These reflect management's beliefs, assumptions and expectations of the financial condition of the combined entity, taking into account the information currently available to them. These statements are not statements of historical fact. Pro-forma statements involve risks and uncertainties, some of which are not currently known that may cause actual results, performance or financial condition to be materially different from the expectations we express or imply in the pro-forma statements. These pro-forma statements are based on current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and future financial condition and results.

Enviro-Serv, Inc.
Consolidated Condensed Balance Sheet
Registrant and Target Company
As of December 31, 2013
(Unaudited)

	Registrant	Target Company	Consolidated ProForma
ASSETS			
Cash	$ 8,616	$ 90,747	$ 99,363
Inventory	1,400	-	1,400
Property and equipment (net after accumulated depreciation)	16,265	31,042	47,307
Other Assets	2,191	-	2,191
Stock subscription receivable	11,000	-	11,000
Goodwill	300,000	-	300,000
TOTAL ASSETS	$ 339,472	$ 121,789	$ 461,261
LIABILITIES AND STOCKHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 10,768	$ -	$ 10,768
Accrued expenses	495,874	-	495,874
Convertible notes and notes payable	485,750	133,396	619,146
TOTAL CURRENT LIABILITIES	$ 992,392	$ 133,396	$ 1,125,788
STOCKHOLDERS EQUITY			
Common stock	$ 153,000	$ 1,000	$ 154,000
Paid in capital			-
Preferred Class A stock	103,500	-	103,500
Preferred Class B stock	300,000	-	300,000
Accumulated earnings (deficit)	(1,209,420)	(12,607)	(1,222,027)
TOTAL STOCKHOLDERS EQUITY	$ (652,920)	$ (11,607)	$ (664,527)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 339,472	$ 121,789	$ 461,261

Enviro-Serv, Inc.

Consolidated Condensed ProForma Statement of Stockholders Equity

Predecessor, Registrant and Target Company

(Unaudited)

	Common Stock	Paid-In-Capital	Preferred Class A	Preferred Class B	Accumulated Deficit
Balance at January 1, 2013					
Registrant	$ 249,963	$ 46,408,962	$ -	$ -	$ (49,639,577)
Target Company	1,000				(143,857)
Net Income (Loss):					
Predecessor					(200)
Registrant					(136,391)
Target Company					131,250
Elimination of Transfer Technology Equity	(249,963)	(46,408,962)			48,566,748
Common stock sold to investors	153,000				
Conversion of debt to Class A Preferred			103,500		
Issuance of Class B Preferred for purchase of X-Terminate Pest Control				300,000	
Balance at December 31, 2013	$ 154,000	$ -	$ 103,500	$ 300,000	$ (1,222,027)

Enviro-Serv, Inc.

Consolidated Condensed ProForma Statement of Operations

Predecessor, Registrant and Target Company

(Unaudited)

	Predecessor	Registrant	Target Company	
	Three Months Ended March 31, 2013 (Merged April 1, 2014)	Nine Months Ended December 31, 2013 (Since Inception)	Twelve Months Ended December 31, 2013	Consolidated ProForma
Revenue	$ -	$ 39,806	$ 953,410	$ 993,216
Cost of Goods	-	8,204	317,910	326,114
Gross Profit	$ -	$ 31,602	$ 635,500	$ 667,102
Expenses				
Salaries	$ -	$ 99,259	353,746	$ 453,005
Selling and marketing	-	26,027	26,678	52,705
General and Administrative	200	42,707	123,826	166,733
Total Expenses	$ 200	$ 167,993	$ 504,250	$ 672,443
Net Income (Loss) from Operations	$ (200)	$ (136,391)	$ 131,250	$ (5,341)
Net Income (Loss)	$ (200)	$ (136,391)	$ 131,250	$ (5,341)

Enviro-Serv, Inc.

Condensed Consolidated Statements of Cash Flows

Predecessor, Registrant and Target Company

(Unaudited)

	Twelve Months Ended December 31, 2013
Net (Loss)	$ (5,341)
Operating Activities, cash flows provided by or used in:	
Increase in inventory	(1,400)
Increase in stock subscription receivable	(11,000)
Depreciation	40,449
Decrease in accounts payable	(8,716)
Decrease in accrued expenses	(9,903)
Net Cash Flow Used by Operating Activities	$ 4,089
Investing Activities, cash flows provided by or used in:	
Capital expenditures	$ (387,794)
Increase (Decrease) in notes payable	-
Net Cash Flow from Investing Activities	$ (387,794)
Financing Activities, cash flows provided by or used in:	
Repayment of shareholder loans	$ (123,475)
Sale of stock	556,500
Net Cash Flow from Financing Activities	$ 433,025
Net Increase in Cash	$ 49,320
Cash, Beginning of Period	50,043
Cash, End of Period	$ 99,363

Enviro-Serv, Inc.
Condensed Consolidated Balance Sheet
Registrant and Target Company
July 31, 2014
(Unaudited)

	Registrant	Target Company	Consolidated ProForma
ASSETS			
Cash	$ 7,675	$ 160,441	$ 168,116
Deposit	42,500	-	42,500
Inventory	1,400	-	1,400
Property and equipment (net after accumulated depreciation)	15,923	21,688	37,611
Other Assets	2,191	-	2,191
Goodwill	300,000	-	300,000
TOTAL ASSETS	$ 369,689	$ 182,129	$ 551,818
LIABILITIES AND STOCKHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable	$ 10,424	$ -	$ 10,424
Accrued expenses	495,874	-	495,874
Convertible notes and notes payable	533,250	25,736	558,986
TOTAL CURRENT LIABILITIES	$ 1,039,548	$ 25,736	$ 1,065,284
STOCKHOLDERS EQUITY			
Common stock	$ 243,500	$ 1,000	$ 244,500
Preferred Class A stock	103,500	-	103,500
Preferred Class B stock	300,000	-	300,000
Accumulated deficit	(1,317,519)	155,393	(1,162,126)
TOTAL STOCKHOLDERS EQUITY	$ (670,519)	$ 156,393	$ (514,126)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 369,029	$ 182,129	$ 551,158

Enviro-Serv, Inc.

Consolidated Condensed ProForma Statement of Stockholders Equity

Registrant and Target Company

(Unaudited)

	Common Stock	Preferred Class A	Preferred Class B	Accumulated Deficit
Balance at January 1, 2014				
Registrant	$ 153,000	$ 103,500	$ 300,000	$ (1,209,420)
Target Company	1,000			(12,607)
Net Income (Loss):				
Registrant				(108,099)
Target Company				168,000
Common stock sold to investors	90,500			
Balance at July 31, 2014	$ 244,500	$ 103,500	$ 300,000	$ (1,162,126)

Enviro-Serv, Inc.

Condensed Consolidated Statements of Operations

Registrant and Target Company

(Unaudited)

	Registrant Seven Months Ended July 31, 2014	Target Company Seven Months Ended July 31, 2014	Consolidated ProForma
Revenue	$ 41,792	$ 764,773	$ 806,565
Cost of Goods	9,521	238,785	248,306
Gross Profit	$ 32,271	$ 525,988	$ 558,259
Expenses			
Salaries	$ 87,305	$ 282,222	$ 369,527
Selling and marketing	24,422	18,117	42,539
General and Administrative	28,643	57,649	86,292
Total Expenses	$ 140,370	$ 357,988	$ 498,358
Net Income (Loss) from Operations	$ (108,099)	$ 168,000	$ 59,901
Net Income (Loss)	$ (108,099)	$ 168,000	$ 59,901

Enviro-Serv, Inc.
Condensed Consolidated Statements of Cash Flows
Registrant and Target Company
(Unaudited)

		Seven Months Ended July 31, 2014
Net (Loss)	$	59,901
Operating Activities, cash flows provided by or used in:		
Increase in deposit		(42,500)
Depreciation		15,634
Decrease in stock subscription receivable		11,000
Decrease in accounts payable		(344)
Net Cash Flow Used by Operating Activities	$	43,691
Investing Activities, cash flows provided by or used in:		
Capital expenditures	$	-
Increase (Decrease) in notes payable		-
Net Cash Flow from Investing Activities	$	-
Financing Activities, cash flows provided by or used in:		
Decrease in notes payable	$	(65,438)
Sale of stock		90,500
Net Cash Flow from Financing Activities	$	25,062
Net Increase in Cash	$	68,753
Cash, Beginning of Period		99,363
Cash, End of Period	$	168,116

Target Company Balance Sheet As of July 31, 2014 (Unaudited)	
ASSETS	
Cash	$ 160,441
Property and equipment (net after accumulated depreciation)	21,688
TOTAL ASSETS	$ 182,129
LIABILITIES AND STOCKHOLDERS EQUITY	
CURRENT LIABILITIES	
Convertible notes and notes payable	$ 25,736
TOTAL CURRENT LIABILITIES	$ 25,736
STOCKHOLDERS EQUITY	
Common stock	$ 1,000
Accumulated earnings	155,393
TOTAL STOCKHOLDERS EQUITY	$ 156,393
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 182,129

Target Company
Statement of Stockholders Equity
July 31, 2014
(Unaudited)

		Accumulated Deficit
Balance at January 1, 2014		
Target Company		$ (12,607)
Net Income		
Target Company		168,000
Balance at July 31, 2014		$ 155,393

Target Company
Statements of Operations
(Unaudited)

		Seven Months Ended July 31, 2014
Revenue	$	764,773
Cost of Goods		238,785
Gross Profit	$	525,988
Expenses		
Salaries		282,222
Selling and marketing		18,117
General and Administrative		57,649
Total Expenses	$	357,988
Net Income	$	168,000

Target Company
Statements of Cash Flows
(Unaudited)

	Seven Months Ended July 31, 2014	
Net Income	$	168,000
Operating Activities, cash flows provided by or used in:		
Depreciation		14,632
Net Cash Flow Used by Operating Activities	$	182,632
Investing Activities, cash flows provided by or used in:		
Capital expenditures	$	-
Increase (Decrease) in notes payable		-
Net Cash Flow from Investing Activities	$	-
Financing Activities, cash flows provided by or used in:		
Decrease in notes payable	$	(112,938)
Net Cash Flow from Financing Activities	$	(112,938)
Net Increase in Cash	$	69,694
Cash, Beginning of Period		90,747
Cash, End of Period	$	160,441

Part III – Exhibits

Index

1. Charter and by-laws
2. Investment Agreement
3. Subscription agreement
4. Opinion re Legality
5. Employment Agreement
6. Asset Purchase Agreement (1)

(1) Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on September 2, 2014.

ENVIRO-SERV, INC.

By: Christoph Trina

Title: Chief Executive Officer

Christoph Trina, Chief Executive Officer

Christoph Trina, Chief Financial Officer

Directors:

Christoph Trina

Sandy Shultz

13840388v.1

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on September 2, 2014.

ENVIRO-SERV, INC.

____

By: Christoph Trina

Title: Chief Executive Officer

____

Christoph Trina, Chief Executive Officer

____

Christoph Trina, Chief Financial Officer

Directors:

____

Christoph Trina

Sandy Shultz

Sandy Shultz

Part III

EXHIBIT 1

Articles and Bylaws

BY-LAWS
OF
TRANSFER TECHNOLOGY INTERNATIONAL CORP.
A DELAWARE CORPORATION

ARTICLE I
CORPORATE OFFICES

The registered office of the corporation in the State of Delaware shall be located at 9 East Lockerman Street, Suite #1B, Dover, Kent County, Delaware. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

ARTICLE II
SHAREHOLDERS' MEETINGS

SECTION 1. PLACE OF MEETINGS

The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION 2. ANNUAL MEETINGS

The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION 3. SPECIAL MEETINGS

Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION 4. NOTICES OF MEETINGS

Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Closing of Transfer Books or Fixing Record Date.

(a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty (20) days immediately preceding such meeting.

(b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

(c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION 5. VOTING LIST.

The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION 6. QUORUM.

At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 7. PROXIES.

At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION 8. VOTING.

Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Delaware.

SECTION 9. ORDER OF BUSINESS.

The order of business at all meetings of the stockholders, shall be as follows:

a. Roll Call.
b. Proof of notice of meeting or waiver of notice.
c. Reading of minutes of preceding meeting.
d. Reports of Officers.
e. Reports of Committees.
f. Election of Directors.
g. Unfinished Business.

h. New Business.

SECTION 10. INFORMAL ACTION BY STOCKHOLDERS.

Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all stockholders is promptly given of all action so taken.

SECTION 11. BOOKS AND RECORDS.

The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Delaware, may be kept outside of the State of Delaware, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the stockholder(s) all fees associated with such inspection shall be the sole expense of the stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the stockholder demanding the inspection.

ARTICLE III
BOARD OF DIRECTORS

SECTION 1. GENERAL POWERS.

The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION 2. NUMBER, TENURE, AND QUALIFICATIONS.

The number of directors of the corporation shall be a minimum of one (l) and a maximum of seven (7), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION 3. REGULAR MEETINGS.

A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION 4. SPECIAL MEETINGS.

Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION 5. NOTICE.

Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. QUORUM.

At any meeting of the directors, fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. MANNER OF ACTING.

The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION 8. NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION 9. REMOVAL OF DIRECTORS.

Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION 10. RESIGNATION.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION 11. COMPENSATION.

No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 12. EXECUTIVE AND OTHER COMMITTEES.

The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (1) or more directors. Each such committee shall serve at the pleasure of the board.

ARTICLE IV
OFFICERS

SECTION 1. NUMBER.

The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION 2. ELECTION AND TERM OF OFFICE.

The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION 3. REMOVAL.

Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION 4. VACANCIES.

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION 5. PRESIDENT.

The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION 6. CHAIRMAN OF THE BOARD.

In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION 7. SECRETARY.

The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION 8. TREASURER.

If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION 9. SALARIES.

The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.

ARTICLE V
CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. CONTRACTS.

The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 2. LOANS.

No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION 3. CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION 4. DEPOSITS.

All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

ARTICLE VI
FISCAL YEAR

The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.

ARTICLE VII
DIVIDENDS

The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

ARTICLE VIII
SEAL

The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

ARTICLE IX
WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X
AMENDMENTS

These by-laws may be altered, amended or repealed and new by-laws may be adopted by a majority of the Board of Directors; by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:59 PM 08/22/2003
FILED 05:43 PM 08/22/2003
SRV 030549727 - 3695844 FILE

CERTIFICATE OF INCORPORATION
OF
LIQUIDGOLF HOLDING CORPORATION
A DELAWARE CORPORATION

ARTICLE I

The name of the Corporation is LIQUIDGOLF HOLDING CORPORATION, a Delaware corporation (the "Corporation").

ARTICLE II

The resident agent of the Corporation is National Registered Agents, Inc. and the resident agent's street address, which shall be the registered office of the Corporation, is 9 East Loockerman Street, Suite #1B, Dover, Kent County, Delaware.

ARTICLE III

The Corporation is formed for the purpose of engaging in any lawful activity and the period of its existence is perpetual.

ARTICLE IV

SECTION 1. The Corporation shall be authorized to issue 100,000,000 shares of capital stock with a par value of $0.001 each.

SECTION 2. All of the shares of stock shall be of the same class, without preference or distinction.

SECTION 3. The capital stock of the Corporation, after the amount of capital has been paid in money, property or services, as the board of directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed and the articles of incorporation shall not be amended in this respect.

SECTION 4. Cumulative voting by any shareholder is denied.

SECTION 5. No shareholder shall, by reason of holding shares of any class of stock, have any preemptive or preferential right to purchase or subscribe for any shares of any class of stock now or hereafter authorized or any notes, debentures or bonds convertible into or carrying options or warrants to purchase shares of any class of stock now or hereafter authorized, whether or not the issuance of any shares, notes, debentures or bonds would adversely affect the dividend or voting rights of the shareholder.

ARTICLE V

The members of the governing board of the Corporation shall be designated as directors. The board of directors shall consist of not less than one (1) nor more that seven (7) directors. The number of directors of the Corporation may be increased or decreased, from time to time, as provided in the bylaws of the Corporation within the limitations set forth in the Delaware General

Corporation Law Section 141. The name and address of the sole director of the Corporation who shall serve as director until his successor(s) shall have been elected and qualified is as follows:

NAME	ADDRESS
Dwain Brannon	1017 W. Orange Blossom Trail Apopka, Florida 32712

ARTICLE VI

In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by Title 8 of the Delaware General Corporation Law or other statutes or laws of the State of Delaware, the board of directors is expressly authorized: (i) to make, amend, alter, or repeal the bylaws of the Corporation; and (ii) to provide indemnification of directors, officers, employees, agents, and other persons to the fullest extent permitted by law through bylaw provisions, agreements with the indemnitees, vote of shareholders or disinterested directors or otherwise.

ARTICLE VII

No director or officer of the Corporation will be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as an officer or director, excepting only (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (b) the payment of dividends in violation of Delaware General Corporation Law Section 174. No amendment or repeal of this Article VII applies to or has any effect on the liability or alleged liability of any officer or director of this Corporation for or with respect to any acts or omissions of the director or officer occurring prior to the amendment or repeal, except as otherwise required by law.

ARTICLE VIII

Unless otherwise defined in these articles of incorporation, terms used in these articles of incorporation shall have the meanings set forth for such terms in Title 8 of the Delaware General Corporation Law.

ARTICLE IX

The name and address of the incorporator are as follows:

Dwain Brannon
1017 W. Orange Blossom Trail
Apopka, Florida 32712

IN WITNESS WHEREOF, the undersigned incorporator has executed these articles of incorporation this 22nd day of August 2003.

s/Dwain Brannon
Dwain Brannon

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:18 AM 05/01/2006
FILED 10:18 AM 05/01/2006
SRV 060401046 - 3695844 FILE

State of Delaware
Certificate of Amendment
Of Certificate of Incorporation

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Horizon Holding Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

"The name of the corporation is INVERTED PARADIGMS CORPORATION, a Delaware Corporation (the "corporation").

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed the 28th day of April 2006.

By: [signature]
Authorized Officer

Title: CEO

Name: Stewart York
Print or Type

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
LIQUIDGOLF HOLDING CORPORATION

LIQUIDGOLF HOLDING CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify that:

1. The name of the Corporation is: **LIQUIDGOLF HOLDING CORPORATION.**

2. On July 19, 2004, the Board of Directors of the Corporation adopted a resolution proposing and declaring it advisable to amend the Corporation's Certificate of Incorporation to provide for a change in the Corporation's name, thereby replacing Article I in its entirety with the following:

"ARTICLE I

The name of the Corporation is HORIZON HOLDING CORPORATION, a Delaware corporation (the "**Corporation**")."

3. The amendment to the Certificate of Incorporation set forth herein and certified has been duly adopted by a written action of the Board of Directors and by a majority of the stockholders of the Corporation in accordance with the provisions of Sections 141, and 242 of the General Corporation Law of the State of Delaware.

The foregoing instrument has been executed this 19TH day of August, 2004.

LIQUIDGOLF HOLDING CORPORATION

By: ______________________
Dwain Brannon
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:21 PM 08/19/2004
FILED 06:21 PM 08/19/2004
SRV 040609365 - 3695844 FILE

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:22 PM 11/07/2007
FILED 08:23 PM 11/07/2007
SRV 071202545 - 3695844 FILE

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Inverted Paradigms Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "I" so that, as amended, said Article shall be and read as follows:

The name of the Corporation is Transfer Technology International Corp., a Delaware corporation (the "Corporation").

FURTHER RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended, said Article shall be and read as follows:

SECTION 1. The Corporation shall be authorized to issue 250,000,000 shares of capital stock with a par value of $0.001 each.

SECTION 2. All of the shares of stock shall be of the same class, without preference or distinction.

SECTION 3. The capital stock of the Corporation, after the amount of capital has been paid in money, property or services, as the board of directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed and the articles of incorporation shall not be amended in this respect.

SECTION 4. Cumulative voting by any shareholder is denied.

SECTION 5. No shareholder shall, by reason of holding shares of any class of stock, have any preemptive or preferential right to purchase or subscribe for any shares of any class of stock now or hereafter authorized or any notes, debentures or bonds convertible into or carrying options or warrants to purchase shares of any class of stock now or hereafter authorized, whether or not the issuance of any shares, notes, debentures or bonds would adversely affect the dividend or voting rights of the shareholder.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware on which written consent the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 7th day of November, 2007.

By: ______________________
Authorized Officer

Title: Chief Executive Officer
Name: Chris Trina

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:42 PM 04/03/2013
FILED 02:42 PM 04/03/2013
SRV 130393135 - 3695844 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

TRANSFER TECHNOLOGY INTERNATIONAL CORP.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "ONE" so that, as amended, said Article shall be and read as follows:

The name of the corporation shall be Enviro-Serv, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 15th day of February, 2013.

By: [signature]
Authorized Officer

Title: CEO

Name: CHRISTOPH TRINA
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "ENVIRO-SERV, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SEVENTH DAY OF MAY, A.D. 2013.

3695844 8300

130520151

y verify this certificate online
p.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 0413262

DATE: 05-07-13

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL AND REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a restoration, renewal and revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is TRANSFER TECHNOLOGY INTERNATIONAL CORP.

2. The Registered Office of the corporation in the State of Delaware is located at 160 GREENTREE DRIVE STE 101 (street), in the City of DOVER, County of KENT Zip Code 19904. The name of the Registered Agent at such address upon whom process against this Corporation may be served is NATIONAL REGISTERED AGENT INC.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was 08/22/2003.

4. The renewal and revival of the charter of this corporation is to be perpetual.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D.2011, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By: [signature]
Authorized Officer

Name: Christoph Trina
Print or Type

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS OF TRANSFER TECHNOLOGY INTERNATIONAL CORP., A DELAWARE CORPORATION

The undersigned, being the majority shareholder(s) of Transfer Technology International Corp., a Delaware corporation (the "Corporation"), hereby consent to the following actions and instruct the Secretary of the Corporation to enter this Consent in the minutes of the proceedings of the Shareholders of the Corporation.

On February 15, 2013, the Board of Directors approved a resolution to seek shareholders approval to amend the Articles of Incorporation to change the name of the Corporation to Enviro-Serv, Inc.

The votes were unanimous in favor of the following proposal:

RESOLVED, that the Articles of Incorporation be amended to change the name of the Corporation to Enviro-Serv, Inc.

This consent may be signed by way of facsimile transmission, and such facsimile copies shall be deemed original copies for all purposes if original copies of the parties' signatures are not delivered.

Execution of this Consent by the undersigned, being the majority shareholder(s) of the Corporation, waives any requirement of a formal meeting to conduct the business referred to herein.

Dated this 15th day of February 2013.

Shareholder :

Christoph Trina

ACTION BY WRITTEN CONSENT OF THE BOARD OF DIRECTORS OF TRANSFER TECHNOLOGY INTERNATIONAL CORP.

The undersigned, being the executive director and authorized signatory for the directors of Transfer Technology International Corp., a Delaware corporation (the "Corporation"), hereby consents to and adopt the following resolution pursuant to the provisions of Delaware Statutes.

WHEREAS, the Board of Directors of the Corporation deems it advisable to seek Shareholder approval to amend the Articles of Incorporation so as to change the name of the corporation to Enviro-Serv, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the Corporation hereby seek the consent of the majority of its shareholders to amend the Articles of Incorporation so as to change the name of the Corporation to Enviro-Serv, Inc.

RESOLVED FURTHER, that the officers of the Corporation, acting singly, for and on behalf of the Corporation, are hereby authorized to execute any and all documents and perform any and all acts that they, in their sole discretion, deem necessary or appropriate to affect the aforesaid Resolution.

IN WITNESS WHEREOF, the directors of Transfer Technology International Corp. do hereby execute this Consent to Action to be effective as of February 15, 2013.

Christoph Trina
CEO

Sandy Shultz
Director TTI corp.

Part III

EXHIBIT 2

Investment Agreement

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (the "AGREEMENT"), dated as of July 28, 2012 by and between Enviro-Serv Inc., a Delaware corporation (the "Company"), and Macallan Partners, LLC, a Delaware limited liability company (the "Investor"), with its principal executive officers at 245 Main Street, Suite 302, White Plains, NY 10601.

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall invest up to Five Million Dollars ($1,000,000) to purchase the Company's Common Stock, $0.001 par value per share (the "Common Stock"); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are filing a Form 1-A with the Securities and Exchange Commission.

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

SECTION I.
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms.

"1933 Act" shall have the meaning set forth in the preamble of this agreement.

"1934 Act" shall mean the Securities Exchange Act of 1934, as it may be amended.

"Affiliate" shall have the meaning specified in Section 5.7, below.

"Agreement" shall mean this Investment Agreement.

"By-laws" shall have the meaning specified in Section 4.3.

"Certificate of Incorporation" shall have the meaning specified in Section 4.3.

"Closing" shall have the meaning specified in Section 2.4.

"Closing Date" shall mean no more than seven (7) Trading Days following the Put Notice Date.

"Common Stock" shall have the meaning set forth in the preamble of this Agreement.

"Control" or "Controls" shall have the meaning specified in Section 5.7.

"Effective Date" shall mean the date the SEC declares effective under the 1933 Act the Form 1-A covering the Securities.

"Environmental Laws" shall have the meaning specified in Section 4.13.

"Investment Agreement" shall mean this Agreement and the Registration Rights Agreement between the Company and the Investor of even date herewith.

"Execution Date" shall mean the date indicated in the preamble to this Agreement.

"Indemnities" shall have the meaning specified in Section 10.

"Indemnified Liabilities" shall have the meaning specified in Section 10.

"Ineffective Period" shall mean any period of time that the Form 1-A contemplated hereby is not qualified by the Securities and Exchange Commission, or becomes ineffective or the securities to be purchased hereunder have any resale limitations or restrictions.

"Investor" shall have the meaning indicated in the preamble of this Agreement.

"Material Adverse Effect" shall have the meaning specified in Section 4.1.

"Maximum Common Stock Issuance" shall have the meaning specified in Section 2.5.

"Open Market Adjustment Amount" shall have the meaning specified in Section 2.4.

"Open Market Purchase" shall have the meaning specified in Section 2.4.

"Open Market Share Purchase" shall have the meaning specified in Section 2.4.

"Open Period" shall mean the period beginning on and including the Trading Day immediately following the Effective Date and ending on the earlier to occur of (i) the date which is thirty-six (36) months from the Effective Date; or (ii) termination of the Agreement in accordance with Section 8, below.

"Pricing Period" shall mean the fifteen (15) consecutive Trading Days prior to receipt of the Put Notice by the Investor.

"Principal Market" shall mean the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board, the NASDAQ National Market System or the NASDAQ SmallCap Market, whichever is the principal market on which the Common Stock is listed.

"Prospectus" shall mean the Offering Circular used in connection with the Form 1-A Filing.

"Purchase Amount" shall mean the total amount being paid by the Investor on a particular Closing Date to purchase the Securities.

"Purchase Price" shall mean a discount of Sixty Percent (60%) percent from the lowest traded price for the fifteen (15) trading days immediately prior to receipt by the Investor of the Put Notice, or a discount of Sixty-Five Percent (60%) to the closing bid on the day of the Put Notice, whichever is lower.

"Put" shall have the meaning set forth in Section 2.2 hereof.

"Put Amount" shall have the meaning set forth in Section 2.2 hereof.

"Put Notice" shall mean a written notice sent to the Investor by the Company stating the Put Amount in U.S. dollars the Company intends to sell to the Investor pursuant to the terms of the Agreement and stating the current number of Shares issued and outstanding on such date.

"Put Notice Date" shall mean the Trading Day, as set forth below, on which the Investor receives a Put Notice, however a Put Notice shall be deemed delivered on (a) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 9:30 am Eastern Time, or (b) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 9:30 am Eastern Time on a Trading Day. No Put Notice may be deemed delivered on a day that is not a Trading Day.

"Put Restriction" shall mean the days between the beginning of the Pricing Period and Closing Date. During this time, the Company shall not be entitled to deliver another Put Notice.

"Put Shares Due" shall have the meaning specified in Section 2.4.

"Registration Rights Agreement" shall have the meaning set forth in the recitals, above.

"Form 1-A" means the Form 1-A of the Company filed under the 1933 Act covering the Common Stock issuable hereunder.

"Related Party" shall have the meaning specified in Section 5.7.

"Resolution" shall have the meaning specified in Section 7.5.

"SEC" shall mean the U.S. Securities & Exchange Commission.

"SEC Documents" shall have the meaning specified in Section 4.6.

"Securities" shall mean the shares of Common Stock issued pursuant to the terms of the Agreement.

"Shares" shall mean the shares of the Company's Common Stock.

"Subsidiaries" shall have the meaning specified in Section 4.

"Trading Day" shall mean any day on which the Principal Market for the Common Stock is open for trading, from the hours of 9:30 am until 4:00 pm.

SECTION II
PURCHASE AND SALE OF COMMON STOCK

2.1 PURCHASE AND SALE OF COMMON STOCK. Subject to the terms and conditions set forth herein, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, up to that number of Shares having an aggregate Purchase Price of One Million Dollar ($1,000,000).

2.2 DELIVERY OF PUT NOTICES. Prior to selling any securities to any third party under the Form 1-A filing, the Company shall deliver a Put Notice to the Investor which states the dollar amount (designated in U.S. Dollars) (the "Put Amount"), which the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit C and incorporated herein by reference. The amount that the Company shall be entitled to Put to the Investor (the "Put Amount") shall be equal to Three Hundred Fifty percent (350%) of the average daily volume (U.S. market only) of the Common Stock for the Ten (10) Trading Days prior to the applicable Put Notice Date. During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed.

2.3 CONDITIONS TO INVESTOR'S OBLIGATION TO PURCHASE SHARES. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing (as defined in Section 2.4) unless each of the following conditions are satisfied:

i. The Form 1-A has been qualified and there are no resale restrictions on the securities to be sold to the Investor;

ii. at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been available to trade on the OTC PINK;

iii. the Company has complied with its obligations and is otherwise not in breach of or in default under, this Agreement, or any other agreement executed in connection herewith which has not been cured prior to delivery of the Investor's Put Notice Date;

iv. no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities; and

v. the issuance of the Securities will not violate any shareholder approval requirements.

If any of the events described in clauses (i) through (v) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Put Amount of Common Stock set forth in the applicable Put Notice.

2.4 MECHANICS OF PURCHASE OF SHARES BY INVESTOR. Subject to the satisfaction of the conditions set forth in Sections 2.5, 7 and 8 of this Agreement, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date which is no later than seven (7) Trading Days following the applicable Put Notice Date (each a "Closing Date"). Upon each such Closing Date, the Company shall deliver to the Investor pursuant to this Agreement, certificates representing the Shares to be issued to the Investor on such date and registered in the name of the Investor (the "Certificate"). Within one Business Day after receipt of the Certificate, the Investor shall deliver to the Company the Purchase Price to be paid for such Shares, determined as set forth in Section 2.2.

2.5 OVERALL LIMIT ON COMMON STOCK ISSUABLE. Notwithstanding anything contained herein to the contrary, if during the Open Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the number of Shares issuable by the Company and purchasable by the Investor, shall not exceed that number of the shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"). If such issuance of shares of Common Stock could cause a delisting on the Principal Market, then the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Certificate of Incorporation of the Company, if such issuance of shares of Common Stock could cause a delisting on the Principal Market. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Securities or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2.5.

2.6 LIMITATION ON AMOUNT OF OWNERSHIP. Notwithstanding anything to the contrary in this Agreement, in no event shall the Investor be entitled to purchase that number of Shares, which when added to the sum of the number of shares of Common Stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act), by the Investor, would exceed 9.99% of the number of shares of Common Stock outstanding on the Closing Date, as determined in accordance with Rule 13d-1(j) of the 1934 Act.

SECTION III
INVESTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS

The Investor represents and warrants to the Company, and covenants, that:

3.1 SOPHISTICATED INVESTOR. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (I) evaluating the merits and risks

of an investment in the Securities and making an informed investment decision; (II) protecting its own interest; and (III) bearing the economic risk of such investment for an indefinite period of time.

3.2 AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3.3 SECTION 9 OF THE 1934 ACT. During the term of this Agreement, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Common Stock. The Investor agrees not to sell the Company's stock short, either directly or indirectly through its affiliates, principals or advisors, the Company's common stock during the term of this Agreement.

3.4 ACCREDITED INVESTOR. Investor is an "Accredited Investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act.

3.5 NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby will not result in a violation of Partnership Agreement or other organizational documents of the Investor.

3.6 OPPORTUNITY TO DISCUSS. The Investor has received all materials relating to the Company's business, finance and operations which it has requested. The Investor has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management.

3.7 INVESTMENT PURPOSES. The Investor is purchasing the Securities for its own account for investment purposes and not with a view towards distribution and agrees to resell or otherwise dispose of the Securities solely in accordance with the registration provisions of the 1933 Act (or pursuant to an exemption from such registration provisions).

3.8 NO REGISTRATION AS A DEALER. The Investor is not and will not be required to be registered as a "dealer" under the 1934 Act, either as a result of its execution and performance of its obligations under this Agreement or otherwise.

3.9 GOOD STANDING. The Investor is a Limited Partnership, duly organized, validly existing and in good standing in the Cayman Islands.

3.10 TAX LIABILITIES. The Investor understands that it is liable for its own tax liabilities.

3.11 REGULATION M. The Investor will comply with Regulation M under the 1934 Act, if applicable.

SECTION IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules attached hereto, the Company represents and warrants to the Investor that:

4.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. Both the Company and the companies it owns or controls ("Subsidiaries") are duly qualified to do business and are in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Investment Agreement (as defined in Section 1 and 4.2 below).

4.2 AUTHORIZATION; ENFORCEMENT; COMPLIANCE WITH OTHER INSTRUMENTS.

i. The Company has the requisite corporate power and authority to enter into and perform this Investment Agreement and to issue the Securities in accordance with the terms hereof and thereof.

ii. The execution and delivery of the Investment Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the reservation for issuance and the issuance of the Securities pursuant to this Agreement, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, or its shareholders.

iii. The Investment Agreement has been duly and validly executed and delivered by the Company.

iv. The Investment Agreement constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

4.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of:

(a) 4,950,000 shares of Common Stock, $0.0001 par value per share, of which as of the date hereof, 1,209,718,800 shares are issued and outstanding;

(b) 100,000,000 shares of Preferred Stock, of which 3,170,000 are designated Series A Preferred Stock and are outstanding, and 173,411 are designated Series B Preferred Stock and are outstanting.

All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable.

Except as disclosed in the Company's publicly available filings with the SEC:

i. no shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

ii. there are no outstanding debt securities;

iii. there are no outstanding shares of capital stock, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries;

iv. there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement);

v. there are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries;

vi. there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement;

vii. the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and

viii. there is no dispute as to the classification of any shares of the Company's capital stock.

The Company has furnished to the Investor true and correct copies of the Company's Articles of Incorporation, as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's Bylaws, as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

4.4 ISSUANCE OF SHARES. The Company has reserved Shares for issuance pursuant to this Agreement, which have been duly authorized and reserved those Shares for issuance (subject to

adjustment pursuant to the Company's covenant set forth in Section 5.5 below) pursuant to this Agreement. Upon issuance in accordance with this Agreement, the Securities will be validly issued, fully paid for and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. In the event the Company cannot register a sufficient number of Shares for issuance pursuant to this Agreement, the Company will use its best efforts to authorize and reserve for issuance the number of Shares required for the Company to perform its obligations hereunder as soon as reasonably practicable.

4.5 NO CONFLICTS. The execution, delivery and performance of the Investment Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws; or (ii) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the Principal Market or principal securities exchange or trading market on which the Common Stock is traded or listed) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws or their organizational charter or by-laws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have or constitute a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act or any securities laws of any states, to the Company's knowledge, the Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration (except the filing of a Form 1-A as outlined in the Registration Rights Agreement between the Parties) with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Investment Agreement in accordance with the terms hereof or thereof. All consents, authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof and are in full force and effect as of the date hereof. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not, and will not be, in violation of the listing requirements of the Principal Market as in effect on the date hereof and on each of the Closing Dates and is not aware of any facts which would reasonably lead to delisting of the Common Stock by the Principal Market in the foreseeable future.

4.6 ABSENCE OF CERTAIN CHANGES. Except as otherwise set forth in the SEC Documents, the Company does not intend to change the business operations of the Company in any material way. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

4.7 ABSENCE OF LITIGATION AND/OR REGULATORY PROCEEDINGS. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

4.8 ACKNOWLEDGMENT REGARDING INVESTOR'S PURCHASE OF SHARES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Investment Agreement and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its respective representatives or agents in connection with the Investment Agreement and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into the Investment Agreement has been based solely on the independent evaluation by the Company and its representatives.

4.9 NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. No event, liability, development or circumstance has occurred or exists, or to the Company's knowledge is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, assets, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a Form 1-A filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

4.10 EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that relations with their employees are good. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

4.11 INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names,

service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

4.12 ENVIRONMENTAL LAWS. The Company and its Subsidiaries (i) are, to the knowledge of the management and directors of the Company and its Subsidiaries, in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"); (ii) have, to the knowledge of the management and directors of the Company, received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance, to the knowledge of the management and directors of the Company, with all terms and conditions of any such permit, license or approval where, in each of the three (3) foregoing cases, the failure to so comply would have, individually or in the aggregate, a Material Adverse Effect.

4.13 TITLE. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the SEC Documents or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

4.14 INSURANCE. Each of the Company's Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

4.15 REGULATORY PERMITS. The Company and its Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from the appropriate federal, state, local or foreign regulatory authorities and comparable foreign regulatory agencies, necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits which if not obtained, or such revocations or modifications which, would not have a Material Adverse Effect.

4.16 INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles by a firm with membership to the PCAOB and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.17 NO MATERIALLY ADVERSE CONTRACTS, ETC. Neither the Company nor any of its Subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement which in the judgment of the Company's officers has or is expected to have a Material Adverse Effect.

4.18 TAX STATUS. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

4.19 CERTAIN TRANSACTIONS. Except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from disinterested third parties and other than the grant of stock options disclosed in the SEC Documents, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.20 DILUTIVE EFFECT. The Company understands and acknowledges that the number of shares of Common Stock issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Open Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Investment Agreement, its obligation to issue shares of Common Stock upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

4.21 LOCK-UP. The Company shall cause its officers, insiders, directors, and affiliates or other related parties under control of the Company, to refrain from selling Common Stock during each Pricing Period.

4.22 NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

4.23 NO BROKERS, FINDERS OR FINANCIAL ADVISORY FEES OR COMMISSIONS. There are no brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement.

SECTION V
COVENANTS OF THE COMPANY

5.1 BEST EFFORTS. The Company shall use all commercially reasonable efforts to timely satisfy each of the conditions set forth in Section 7 of this Agreement.

5.2 REPORTING STATUS. Until one of the following occurs, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status, or take an action or fail to take any action, which would terminate its status as a reporting company under the 1934 Act: (i) this Agreement terminates pursuant to Section 8 and the Investor has the right to sell all of the Securities without restrictions pursuant to Rule 144(k) promulgated under the 1933 Act, or such other exemption (ii) the date on which the Investor has sold all the Securities and this Agreement has been terminated pursuant to Section 8.

5.3 USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares (excluding amounts paid by the Company for fees as set forth in the Investment Agreement) for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

5.4 RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5.4, the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

5.5 TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two (2) years, shareholders who beneficially own 5% or more of the Common Stock, or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (i) customary employment arrangements and benefit programs on reasonable terms, (ii) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (iii) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. For purposes hereof, any director who is also an officer of the Company or any Subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment or arrangement. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a 5% or more equity interest in that person or entity, (ii) has 5% or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) is under common control with that person or entity. "Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or govern the policies of another person or entity.

5.6 CORPORATE EXISTENCE. The Company shall use all commercially reasonable efforts to preserve and continue the corporate existence of the Company.

5.7 NOTICE OF CERTAIN EVENTS AFFECTING REGISTRATION; SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify the Investor upon the occurrence of any of the following events in respect of a Form 1-A or related prospectus in respect of an offering of the Securities: (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the Form 1-A for amendments or supplements to the Form 1-A or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Form 1-A or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or notice of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in such Form 1-A or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Form 1-A, related prospectus or documents so that, in the case of a Form 1-A, it will not contain any untrue statement of a material fact or omit to state any material fact

required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Form 1-A would be appropriate, and the Company shall promptly make available to Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to Investor any Put Notice during the continuation of any of the foregoing events in this Section 5.7.

5.8 TRANSFER AGENT. Upon qualification of the Form 1-A, and for so long as the offering thereunder is effective, the Company shall deliver instructions to its transfer agent to issue Shares to the Investor that are covered by this Agreement free of restrictive legends.

5.9 ACKNOWLEDGEMENT OF TERMS. The Company hereby represents and warrants to the Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

SECTION VI
CONDITIONS OF THE COMPANY'S OBLIGATION TO SELL

The obligation hereunder of the Company to issue and sell the Securities to the Investor is further subject to the satisfaction, at or before each Closing Date, of each of the following conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

6.1 The Investor shall have executed this Agreement and delivered the same to the Company.

6.2 The Investor shall have delivered to the Company the Purchase Price for the Securities being purchased by the Investor between the end of the Pricing Period and the Closing Date via a Put Settlement Sheet (hereto attached as Exhibit D). After receipt of confirmation of delivery of such Securities to the Investor, the Investor, by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company will disburse the funds constituting the Purchase Amount. The Investor shall have no obligation to disburse the Purchase Amount until the Company delivers the Shares pursuant to a Put Notice.

6.3 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

SECTION VII
FURTHER CONDITIONS OF THE INVESTOR'S OBLIGATION TO PURCHASE

The obligation of the Investor hereunder to purchase Shares is subject to the satisfaction, on or before each Closing Date, of each of the following conditions set forth below.

7.1 The Company shall have executed the Investment Agreement and delivered the same to the Investor.

7.2 The Common Stock shall be authorized for quotation on the OTC PINK and trading in the Common Stock shall not have been suspended at any time beginning on the date hereof and through and including the respective Closing Date (excluding suspensions of not more than one (1) Trading Day resulting from business announcements by the Company, provided that such suspensions occur prior to the Company's delivery of the Put Notice related to such Closing).

7.3 The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Closing Date as though made at that time and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Investment Agreement to be performed, satisfied or complied with by the Company on or before such Closing Date. The Investor may request an update as of such Closing Date regarding the representation contained in Section 4.3 above.

7.4 The Company shall have executed and delivered to the Investor the certificates representing, or have executed electronic book-entry transfer of, the Securities (in such denominations as the Investor shall request) being purchased by the Investor at such Closing.

7.5 The Board of Directors of the Company shall have adopted resolutions consistent with Section 4.2(ii) above (the "Resolutions") and such Resolutions shall not have been amended or rescinded prior to such Closing Date.

7.6 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

7.7 The Form 1-A shall be effective on each Closing Date and no stop order suspending the effectiveness of the Form 1-A shall be in effect or to the Company's knowledge shall be pending or threatened. Furthermore, on each Closing Date (I) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to such Form 1-A or that the SEC otherwise has suspended or withdrawn the effectiveness of such Form 1-A, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (II) no other suspension of the use or withdrawal of the effectiveness of such Form 1-A or related prospectus shall exist.

7.8 At the time of each Closing, the Form 1-A (including information or documents incorporated by reference therein) and any amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or which would require public disclosure or an update supplement to the prospectus.

7.9 If applicable, the shareholders of the Company shall have approved the issuance of any Shares in excess of the Maximum Common Stock Issuance in accordance with Section 2.5 or the

Company shall have obtained appropriate approval pursuant to the requirements of Delaware law and the Company's Articles of Incorporation and By-laws.

7.10 The conditions to such Closing set forth in Section 2.3 shall have been satisfied on or before such Closing Date.

7.11 The Company shall have certified to the Investor the number of Shares of Common Stock outstanding when a Put Notice is given to the Investor. The Company's delivery of a Put Notice to the Investor constitutes the Company's certification of the existence of the necessary number of shares of Common Stock reserved for issuance.

SECTION VIII
TERMINATION

This Agreement shall terminate upon any of the following events:

8.1 when the Investor has purchased an aggregate of One Million dollars ($1,000,000) in the Common Stock of the Company pursuant to this Agreement; or

8.2 on the date which is thirty-six (36) months after the Effective Date; or,

8.3 at such time that the Form 1-A is no longer in effect.

Any and all shares, or penalties, if any, due under this Agreement shall be immediately payable and due upon termination of the Line.

SECTION IX
SUSPENSION

This Agreement shall be suspended upon any of the following events, and shall remain suspended until such event is rectified:

i. The trading of the Common Stock is suspended by the SEC, the Principal Market or FINRA for a period of two (2) consecutive Trading Days during the Open Period; or,

ii. The Common Stock ceases to be quoted on OTC PINK. Immediately upon the occurrence of one of the above-described events, the Company shall send written notice of such event to the Investor.

SECTION X
INDEMNIFICATION

In consideration of the parties mutual obligations set forth in the Transaction Documents, each of the parties (in such capacity, an "Indemnitor") shall defend, protect, indemnify and hold harmless the other and all of the other party's shareholders, officers, directors, employees, counsel, and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of

action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (I) any misrepresentation or breach of any representation or warranty made by the Indemnitor or any other certificate, instrument or document contemplated hereby or thereby; (II) any breach of any covenant, agreement or obligation of the Indemnitor contained in the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (III) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from the execution, delivery, performance or enforcement of the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby, except insofar as any such misrepresentation, breach or any untrue statement, alleged untrue statement, omission or alleged omission is made in reliance upon and in conformity with information furnished to Indemnitor which is specifically intended for use in the preparation of any such Form 1-A, preliminary prospectus, prospectus or amendments to the prospectus. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The indemnity provisions contained herein shall be in addition to any cause of action or similar rights Indemnitor may have, and any liabilities the Indemnitor or the Indemnitees may be subject to.

SECTION XI
GOVERNING LAW; DISPUTES SUBMITTED TO ARBITRATION.

11.1 LAW GOVERNING THIS AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Delaware or in the federal courts located in the state and county of Delaware. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The parties executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the in personam jurisdiction of such courts and hereby irrevocably waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement or any other Transaction Documents by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

11.2 LEGAL FEES; AND MISCELLANEOUS FEES. Except as otherwise set forth in the Investment Agreement, each party shall pay the fees and expenses of its advisers, counsel, the accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys' fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party, after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of any Securities.

11.3 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

11.4 HEADINGS; SINGULAR/PLURAL. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

11.5 SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

11.6 ENTIRE AGREEMENT; AMENDMENTS. This Agreement is the FINAL AGREEMENT between the Company and the Investor with respect to the terms and conditions set forth herein, and, the terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The execution and delivery of the Investment Agreement shall not alter the force and effect of any other agreements between the Parties, and the obligations under those agreements.

11.7 NOTICES. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (I) upon receipt, when delivered personally; (II) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (III) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Enviro-Serv Inc.
8875 Hidden River Parkway
#300
Tampa, FL 33637

If to the Investor:

Macallan Partners, LLC.
245 Main Street, Suite 302
White Plains, NY 10601
Telefax: (646) 390-8433

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

11.8 NO ASSIGNMENT. This Agreement may not be assigned.

11.9 NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except that the Company acknowledges that the rights of the Investor may be enforced by its general partner.

11.10 SURVIVAL. The representations and warranties of the Company and the Investor contained in Sections 3 and 4, the agreements and covenants set forth in Sections 5 and 6, and the indemnification provisions set forth in Section 10, shall survive each of the Closings and the termination of this Agreement.

11.11 PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior consent of the Investor, except to the extent required by law. The Investor acknowledges that this Agreement and all or part of the Investment Agreement may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or Form 1-As filed under the 1933 Act or the 1934 Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

11.12 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.13 PLACEMENT AGENT. If so required, the Company agrees to pay a registered broker dealer, to act as placement agent, a percentage of the Put Amount on each draw toward the fee as outlined in the Placement Agent Agreement. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other persons or entities for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Investment Agreement. The Company shall indemnify and hold harmless the Investor, their employees, officers, directors, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses incurred in respect of any such claimed or existing fees, as such fees and expenses are incurred.

11.14 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it.

11.15 REMEDIES. The Investor shall have all rights and remedies set forth in this Agreement and the Registration Rights Agreement and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which the Investor has by law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any default or breach of any provision of this Agreement, including the recovery of reasonable attorneys fees and costs, and to exercise all other rights granted by law.

11.16 PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Investor hereunder or under the Registration Rights Agreement or the Investor enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

11.17 PRICING OF COMMON STOCK. For purposes of this Agreement, the bid price of the Common Stock shall be as reported on Bloomberg.

SECTION XII
NON-DISCLOSURE OF NON-PUBLIC INFORMATION

(a) The Company shall not disclose non-public information to the Investor, its advisors, or its representatives.

(b) Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything

herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Form 1-A would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 12 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Form 1-A contains an untrue statement of material fact or omits a material fact required to be stated in the Form 1-A or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

SECTION XIII
ACKNOWLEDGEMENTS OF THE PARTIES

Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby acknowledge and agree to the following: (i) the Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not sell short the Company's common stock at any time during this Agreement; (ii) the Company shall, by 8:30 a.m. EST on the trading day following the date hereof, file a current report on Form 8-K disclosing the material terms of the transactions contemplated hereby and in the other Investment Agreement; (iii) the Company has not and shall not provide material non-public information to the Investor unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information; and (iv) the Company understands and confirms that the Investor will be relying on the acknowledgements set forth in clauses (i) through (iii) above if the Investor effects any transactions in the securities of the Company.

[Signature page follows]

Your signature on this Signature Page evidences your agreement to be bound by the terms and conditions of the Investment Agreement as of the date first written above. The undersigned signatory hereby certifies that he has read and understands the Investment Agreement, and the representations made by the undersigned in this Investment Agreement are true and accurate, and agrees to be bound by its terms.

MACALLAN PARTNERS, LLC

By: /s/ Adam Didia
Adam Didia
Senior Managing Member

ENVIRO-SERV INC.

By: /s/ Chris Trina
Chris Trina
Chief Executive Officer

LIST OF EXHIBITS

EXHIBIT C

FORM OF PUT NOTICE

Date:

RE: Put Notice Number __

Dear Mr. Didia,

This is to inform you that as of today, [COMPANY], a [____] corporation (the "Company"), hereby elects to exercise its right pursuant to the Investment Agreement to require Macallan Partners, LLC to purchase shares of its common stock. The Company hereby certifies that:

The amount of this put is $__________.

The Pricing Period runs from ________ until _______.

The current number of shares issued and outstanding as of the Company are:

The number of shares currently available for issuance are:

Regards,

EXHIBIT D

PUT SETTLEMENT SHEET

Date: _______________

Dear Mr. ________,

Pursuant to the Put given by [COMPANY], to Macallan Partners LLC ("Macallan") on _________________ 201_, we are now submitting the amount of common shares for you to issue to Macallan.

Please have a certificate bearing no restrictive legend totaling __________ shares issued to Macallan immediately and send via DWAC to the following account:

[INSERT]

If not DWAC eligible, please send FedEx Priority Overnight to:

[INSERT ADDRESS]

Once these shares are received by us, we will have the funds wired to the Company.

Regards,

Adam Didia

Part III

EXHIBIT 3

SUBSCRIPTION AGREEMENT

EXHIBIT "3" - SUBSCRIPTION AGREEMENT

Print Name of Subscriber: ______________________________

Amount Invested $ ______________________________

Number of Shares: ______________________________

Enviro-Serv Inc.

____
Date

Subscription Instructions

(Please Read Carefully)

Each subscriber for a Share at [___________] ($[_____]) Dollars per Share (the "Share") of Enviro-Serv Inc. (Enviro-Serv) a Delaware corporation (the "Company"), must complete and execute the Subscription Documents in accordance with the instructions set forth below. The completed documents should be sent to **Enviro-Serv Inc.**, and 8875 Hidden River Parkway, #300, Tampa, FL 33637

Payment for the Securities should be made by check payable to the Company and enclosed with the documents as directed in Section III below.

I. These Subscription Documents contain all of the materials necessary for you to purchase the Shares. This material is arranged in the following order:

- ***Subscription Agreement***
- ***Confidential Prospective Purchaser's Questionnaire***

II. All investors must complete in detail, date, initial, and sign the Subscription Documents where appropriate. All applicable sections must be filled in.

III. Payment for the Shares must be made by check as provided below:

Please make your check payable, in the appropriate amount, for the number of Shares purchased (at [___________] ($[_______]) per Share), to **"Enviro-Serv Inc."**. Your check should be enclosed with your signed subscription documents.

All funds received from subscribers will be immediately available for use by the Company.

IV. **SPECIAL INSTRUCTIONS**

FOR CORPORATIONS. Include copy of Board resolution designating the corporate officer authorized to sign on behalf of the corporation, a Board resolution authorizing the investment, and financial statements.

FOR PARTNERSHIPS. Provide a complete copy of the partnership agreement, questionnaire, and financial statements for each General Partner.

FOR TRUSTS. Provide a complete copy of the instruments or agreements creating the trust, as amended to date.

Subscription Agreement

Print Name of Subscriber: ______________________________

Amount Invested: $ ________________________

Number of Shares: ________________________

To: Enviro-Serv Inc.

Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for ___ Shares of Enviro-Serv Inc. (Enviro-Serv Inc.) (the "Company"), A corporation, and agrees to invest in the Company [__________] ($[________) Dollars per Share for an aggregate investment of $_________ (the "Investment Amount") upon the terms and subject to the conditions (a) set forth herein, and (b) described in the Confidential Offering Circular ("Offering Circular") dated [September ___], 2014, together with all exhibits thereto and materials included therewith, and all supplements, if any, related to this offering. There is no minimum investment.

2. **Offering.** The Company is offering 3,409,090,905, with a minimum subscription of one (1) Share (the "Offering"). The maximum aggregate investment to the Company from this Offering will be One Million Five Hundred Thousand ($1,500,000) Dollars. The Offering is being made to investors pursuant to the Regulation A exemption available under the Securities Act of 1933 (the "Act").

3. **Documents to be delivered.** The undersigned is delivering to the Company executed copies of this Subscription Agreement, Investor Status and Investor Suitability Questionnaire (the "Subscription Documents"). The Subscription Documents should be delivered to **Enviro-Serv Inc.** 8875 Hidden River Parkway, #300, Tampa, FL 33637. The undersigned understands and agrees that he or it will not become an investor in the company and the Company shall not consider the undersigned until the Company executes the Agreement.

4. **Making of the investment.** The undersigned, simultaneously with the delivery of the Subscription Documents to the Company, hereby tenders to the Company the Investment Amount by certified check made payable to the order of **Enviro-Serv Inc.** or as per the Company's instructions for payment by electronic funds transfer in the amount indicated above.

5. **Acceptance or Rejection of Subscription.** The undersigned understands and agrees that the Company reserves the right, exercisable in its sole discretion, to accept or reject any subscription, in whole or in part, for any reason and that the undersigned will be notified

by the Company as promptly as practicable as to whether his or its subscription has been accepted or rejected. If the undersigned's subscription is accepted, in whole or in part, by the Company, the Company will execute this Agreement and return them to the undersigned. If this subscription is rejected by the Company, The investor will be so notified. The undersigned does not have the right to withdraw or revoke his or its subscription during the Offering period, except as provided by certain state laws, except that if more than thirty (30) days shall have passed from the date the Company received completed and executed Subscription Documents and the Investment Amount from the undersigned (the "Acceptance Period"), and the Company has not accepted the subscription during the Acceptance Period, the undersigned may withdraw his or its subscription at any time after the Acceptance Period up until such time that the Company subsequently decides, in its sole discretion, to accept the subscription in whole or in part.

6. **Offering Period.** The Company may close in whole or in part or terminate this Offering under any of the following conditions:

   (a) Upon receipt of the maximum offering subscription amount of One Million Five Hundred Thousand ($1,500,000) Dollars,

   (b) Notwithstanding the above, this offer shall terminate upon the termination of the Form 1-A filed by the Company.

7. **Closing.** The share subscribed for herein shall not be deemed made by the Company or held by the undersigned until this Agreement has been countersigned by the Company, the Subscription Documents have been delivered to the Company, and the subscription funds have either been transferred via electronic transfer to the Holding Account or the certified funds check has been deposited in the Holding Account. Upon the completion of the aforementioned items, (a) the undersigned shall have invested in the Company the investment amount, (b) the undersigned shall become an investor in Company, (c) the undersigned and the Company shall be bound by the terms of the Offering Circular and the Subscription Documents and any other undertakings described herein.

8. **Representations and Warranties.**

   (a) **The Company hereby represents and warrants as follows:**

      (i) The Company is a Limited Liability Corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

      (ii) This Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditor's rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies under or by virtue of this Agreement). The Company has all requisite power and authority, corporate and other, to execute and deliver this Agreement and the Note(s) and to consummate the transactions

contemplated hereby. All persons who have executed this Agreement and the Note(s) on behalf of the Company have been duly authorized to do so by all necessary corporate action. Neither the execution and delivery of this Agreement and the Note(s) nor the consummation of the transactions contemplated hereby will (A) violate any provision of the Certificate of Incorporation or Operating Agreement of the Company, as currently in effect; (B) violate any judgment, order, injunction, decree or award against, or binding upon, the Company or the securities, assets, properties, operations or business of the Company; or (C) violate any law or regulation applicable to the Company or to the securities, assets, properties, operations or business of the Company.

(b) **In order to induce the Company to accept the subscription made hereby, the undersigned hereby represents and warrants to the Company as follows:**

(i) The undersigned is familiar with the terms and conditions of the Offering and is aware that his or its investment involves a degree of risk and the undersigned has read the section in the Offering Circular titled "Risk Factors."

(ii) The undersigned hereby specifically accepts and adopts each and every provision of this Agreement and acknowledges and agrees with each and every provision of this Agreement and, upon acceptance by the Company of the subscription made hereby, agrees to be bound by such provisions.

(iii) The undersigned acknowledges and is aware that there is no assurance as to the future performance of the Company.

(iv) The undersigned, if an individual (A) has reached the age of majority in the state in which he resides and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the state set forth below his signature on the signature page hereof and has no present intention of becoming a resident of any other state or jurisdiction. The undersigned, if a partnership, corporation, corporation, trust or other entity, was organized or incorporated under the laws of the jurisdiction set forth below the signature made on its behalf on the signature page hereof and has no present intention of altering the jurisdiction of its organization, formation or incorporation.

(v) The undersigned has the financial ability to bear the economic risk of an investment in the Offering, has adequate means of providing for his or its current needs and personal contingencies, has no need for liquidity in the Share(s) and could afford a complete loss of his or its investment in the Offering.

(vi) The undersigned represents and warrants to the Company that he or it comes within one of the categories of investors as defined in Investor Status document (*please indicate by providing your initials next to the appropriate category in which the undersigned is included, and if the undersigned is an Accredited Investor, check the appropriate category of*

Accredited Investors in which the undersigned is an entity).

(vii) The undersigned has been given the opportunity to review the merits of an investment in the Offering with tax and legal counsel or with an investment advisor to the extent the undersigned deemed advisable,

(viii) The undersigned's overall commitment to invest in the Share(s), which are not readily marketable, is not disproportionate to his or its net worth and his or its investment in the Offering will not cause such overall commitment to become excessive.

(ix) The undersigned has such knowledge and experience in financial and business matters that he or it is capable of evaluating the merits and risks of an investment in the Offering.

(x) The undersigned has been given a full opportunity to ask questions of and to receive (A) answers from the Company and its Managers concerning the terms and conditions of this Offering and the business of the Company and (B) such other information as he or it desired in order to evaluate an investment in the Offering, and all such questions have been answered to the full satisfaction of the undersigned. No oral or written representations have been made or oral or written information furnished to the undersigned or the undersigned's advisors in connection with the Offering or interests that were in any way inconsistent with this Subscription Agreement. The undersigned is not participating in the Offering as a result of or subsequent to: (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(xi) If the undersigned is a corporation, Corporation, partnership, trust or other entity, it is authorized and qualified to make this loan to the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(xii) If the undersigned is a corporation, corporation or partnership, the person signing this Agreement on its behalf hereby represents and warrants that the information contained in this Agreement completed by any shareholders of such corporation, members of such corporation or partners of such partnership is true and correct with respect to such shareholder, member or partner (and if any such shareholder is itself a corporation, corporation or partnership, with respect to all persons having an equity interest in such corporation, corporation or partnership, whether directly or indirectly) and that the person signing this Agreement has made due inquiry to determine the truthfulness and accuracy of the information contained in this Agreement.

(xiii) The purchase of the Share(s) by the undersigned has been duly authorized, and the execution, delivery and performance of this Agreement does not

conflict with the undersigned's partnership agreement, certificate of incorporation, by-laws, articles of organization, operating agreement or any agreement to which the undersigned is a party and this Agreement is a valid and binding agreement enforceable against the undersigned in accordance with its terms.

(xiv) 'The undersigned hereby represents that he or it is subscribing for the Shares as principal or as trustee, solely for the account of the undersigned, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or in part, or for the account, in whole or in part, of others, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in the Share(s). The undersigned will hold the Share(s) as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the undersigned to attempt to sell any of the Share(s).

(xv) The undersigned acknowledges his or its understanding that (A) the Offering of the Share(s) by the Company has not been registered under the Act, as amended, or the securities laws of certain states in reliance on specific exemptions from registration, (B) the Confidential Memorandum and Subscription Documents have not been filed with or reviewed by the Securities and Exchange Commission or the securities department of any state and no securities administrator of any state or the federal government has recommended or endorsed this Offering or made any finding or determination relating to the fairness of an investment in the Company, and (C) the Offering of the Share(s) by the Company is intended to be exempt from registration pursuant to Section 3 (b) of the Act and the rules promulgated there under by the Securities and Exchange Commission, and that the undersigned's Share(s) cannot be sold, pledged, assigned or otherwise disposed of unless they are registered under the Act or an exemption from such registration is available.

(xvi) The undersigned represents and warrants that he or it will not transfer or convey all or part of his or its financial interest in the Share(s) unless such Share(s) are subsequently registered under the Act, or an exemption from such registration is available and without (A) the prior written consent of the Company and (B) an opinion of counsel acceptable to the Company and its counsel to the effect that the Share(s) may be transferred without violation of the registration requirements of the Act or any applicable state securities laws, as may be amended from time to time. The undersigned further acknowledges that there can be no assurance that the Company will file any Form 1-A for the Share(s) for which the undersigned is subscribing, that such Form 1-A, if filed, will be declared effective or, if declared effective, that the Company will be able to keep it effective until the undersigned sells the Share(s) registered thereon.

(xvii) The undersigned understands that this Agreement is subject to the Company's acceptance and may be rejected by the Company at any time

in its sole discretion in whole or any part prior to issuance of the Share(s) with respect to the undersigned's subscription, notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription. The Company reserves the right to withdraw the Offering at any time.

(xviii) The undersigned acknowledges that this Agreement shall become binding upon the undersigned when it is countersigned by the Company and the undersigned is not entitled to cancel, terminate, or revoke this subscription before or after acceptance by the Company, except as otherwise provided in this Agreement.

(xix) All information provided by the undersigned in the Investor Status and Investor Suitability Questionnaire which accompanies this Agreement is true and accurate in all respects, and the undersigned acknowledges that the Company will be relying on such information to its possible detriment in deciding whether the Company wishes to sell these Share(s) to the undersigned.

9. **Foreign Person.** If the undersigned has indicated on the signature page of this Agreement that he, she or it is a foreign person, he, she or it agrees to notify the Company in writing within sixty (60) days of becoming a nonresident alien, foreign corporation, foreign partnership, foreign trust, foreign estate or other foreign entity, as the case maybe.

10. **Indemnity.** The undersigned agrees to indemnify and hold harmless the Company, its managers, members, agents, attorneys and affiliates and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in this Agreement or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

11. **Notice.** All notices in connection with this Agreement shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 11) with a copy, in the case of notice to the Company, to **Enviro-Serv Inc.**, 8875 Hidden River Parkway, #300, Tampa, FL 33637. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

12. **Miscellaneous.**

(a) This Agreement is not assignable by the undersigned. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any

third party.

(b) This Agreement shall be deemed to have been made in the State of Delaware and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Delaware without regard to conflict of laws rules applied in State of Delaware. The parties hereto hereby consent to personal jurisdiction and venue exclusively in the State of Delaware with respect to any action or proceeding brought with respect to this Agreement.

(c) This Agreement contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Agreement shall be effective unless in writing and signed by both parties to this Agreement.

(d) No waiver of any breach of any terms of this Agreement shall be effective unless made in writing signed by the party against whom enforcement of the waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term of the same or different nature.

(e) If any provision or portion of this Agreement or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Agreement.

(f) Each of the parties hereto shall cooperate and take such actions, and execute such other documents, at the execution hereof or subsequently, as may be reasonably requested by the other in order to carry out the provisions and purposes of this Agreement.

IN WITNESS WHEREOF, the undersigned, by his or its execution hereof, agrees to be bound by this Agreement.

Executed this ______ day of ________________, 20__, at______________(City), ___ _____

________________________________ (State).

If the Investor is an INDIVIDUAL, complete the following:	
The undersigned *(circle one)*: **[is]** **[is not]** a citizen or resident of the United States.	
Print Name of Individual:	Print Name of Spouse if Funds are to be invested in Joint Name or are Community Property:
Print Social Security Number of Individual:	Print Social Security Number of Spouse
Signature of Individual	Signature of Spouse if Funds are to be Invested in Joint Name or are Community Property
Print Address of Residence:	Print Telephone Number: ( )

The investor is PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY complete the following:	
The undersigned *(circle one)* **[is]** **[is not]** a foreign partnership, foreign corporation, trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder.)	
Print Name of Partnership, Corporation, Trust or Entity:	Title of Authorized Representative
Signature of Authorized Representative	Print Jurisdiction of Organization or Incorporation
Print Name of Authorized Representative	Print Federal Tax Identification Number
Print Address of Residence:	Print Telephone Number: ( )

ACCEPTANCE

The terms of the foregoing, including the subscription described therein, are agreed to and accepted on this ___day of _____________, 201___.

Enviro-Serv Inc.

By:_________________________________

Part III

EXHIBIT 4

OPINION REGARDING LEGALITY

WHITE & WILLIAMS

COUNSELLORS AT LAW
824 NORTH MARKET STREET
SUITE 902
WILMINGTON, DE 19899
(302) 654-0424
FAX (302) 654-0245

July [___], 2014

Enviro-Serv, Inc.
8875 Hidden River Parkway, #300
Tampa, FL 33637

Gentlemen:

You have requested our opinion, as counsel for Enviro-Serv, Inc., a Delaware corporation (the "Company"), in connection with the Offering Circular on Form 1-A (the "Offering Circular"), under the Securities Act of 1933, as amended (the "Act"), filed by the Company with the Securities and Exchange Commission.

The Offering Circular relates to an offering of 3,409,090,905 shares of the Company's common stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that: (a) all 3,409,090,905 shares referred to above when sold, will be duly authorized, validly issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the federal laws applicable to securities and the laws of the State of Delaware. This opinion opines upon federal law, the law of the State of Delaware, including the statutory provisions, all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption "Legal Matters" in the Offering Circular. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

WHITE & WILLIAMS, PC

10962909v1

Part III

Exhibit 5

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT

This Employment Agreement is made as of the 1st day of April, 2013, between Enviro-serve, Inc., a Delaware corporation (the "Company") and Chris Trina (the "Executive").

RECITALS

A. The Company desires to employ the Executive as its chairman, chief executive officer and chief financial officer.

B. The Executive desires to be so employed in this capacity by the Company, upon the terms and subject to the conditions set forth in this Agreement.

In consideration of the matters described above, and of the mutual benefits and obligations set forth in this Agreement, the parties agree as follows:

SECTION ONE
EMPLOYMENT OF EXECUTIVE

1. During the Term of this Agreement, and upon the terms and subject to the conditions of this Agreement, the Company employs the Executive and the Executive accepts such employment; it being understood by the parties that the Executive shall be employed as chairman, chief executive officer and chief financial officer of the Company.

2. The Executive shall perform such duties and exercise such authority as may from time to time be given to him by the Company's Board of Directors and he will, from time to time as and when reasonably required, report to the Board of Directors of the Company with respect to his activities as Chief Executive Officer of the Company.

3. The Company will at all times indemnify the Executive and hold him harmless from and against claims and liabilities against him in his capacity as an officer of the Company to the fullest extent permissible under applicable law.

4. The Executive shall devote his time and efforts and skill to the business of the Company as reasonably necessary for the prompt, efficient, and economical operation of the Company's business.

SECTION TWO
TERM

The Term of this Agreement shall be for a period of two years to commence on April 1, 2013, and shall terminate on the earliest of occur of:

1. March 31, 2015;

2. The death of the Executive;

3. Upon the Executive giving 90 days notice of his intention to voluntarily terminate this Agreement; or

4. Upon the Company giving 90 days notice of its intention to voluntarily terminate this Agreement.

SECTION THREE
COMPENSATION

The Executive shall receive cash compensation of $9,000 per month. In addition to cash compensation the Executive shall be entitle to participate in any fringe benefit plans maintained by the Company from time to time including bonus, profit sharing, medical and life insurance plans.

SECTION FOUR
MAJORITY VOTE OF BOARD

Any action by the Board of Directors or the Company pursuant to or under the terms of this Agreement shall require the vote of a majority of all of the members of the Board of Directors.

SECTION FIVE
ENTIRE AGREEMENT; MODIFICATION OR DISCHARGE; NO WAIVER

This Agreement constitutes the entire agreement as to employment between the parties and there are no terms other than those contained in this Agreement. No variation of this Agreement shall be deemed valid unless in writing and signed by both parties and no discharge of the terms of this Agreement shall be deemed valid unless in writing signed by both parties. No waiver by either party of the performance of any provision or condition of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time.

SECTION SIX
BINDING EFFECT

This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, and the Executive and his heirs, executors, and legal representatives.

ENVIRO-SERVE, INC.

By: Sandy Shultz
Title: Board Director

EXECUTIVE

Chris Trina, Individual
CEO & Chairman of the Board of Directors

Part III

EXHIBIT 5

ASSET PURCHASE AGREEMENT FOR "TARGET"

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

ASSET PURCHASE AGREEMENT

This agreement made this 19th day of May, 2014 by and among, Enviro-Serv, Inc., 8875 Hidden River Pkwy. #300, Tampa FL 33637 ("Buyer") and [redacted], FL 33763-[redacted], ("Seller") and [redacted], FL 34698

RECITALS:

Seller is the owner and operator of a residential and commercial pest control, termite treatment, fumigation, lawn & ornamental (tree and shrub) fertilization and pest control, and lawn maintenance business located in Clearwater, Florida. (the "Business") Buyer desires to purchase all of Seller's assets used in the operation of the Business as described in Schedule A (the "Assets"), and Seller is willing to sell the Assets. Seller and Buyer agree to this transaction under the following terms and conditions:

1. Purchase Price. Seller agrees to sell the Assets to Buyer in exchange for eight hundred fifty thousand dollars ($850,000.00) payable as follows:

Purchase Price	$850,000.00
Cash Down Payment due on execution of this Asset Purchase Agreement*	$ 42,500.00
Cash paid at Closing in the form of a cashier's check	$557,500.00
10 year Promissory Note	$250,000.00
Total	$850,000.00

_*/ this Cash Down Payment is non-refundable if Seller does not fund $557,500.00 at Closing

2. Business Records. Seller represents that all customer lists, renewal records and customer histories have been made available to Buyer and that the information contained therein is substantially accurate and current. Seller understands that Buyer is relying on the information contained in these records and that these records have been kept in the ordinary course of business and have not been prepared for the transaction contemplated in this Agreement.

3. Post-Closing Obligations of Seller. Seller agrees to provide at no charge the services of [redacted] during the initial sixty (60) day period immediately following Closing. These services will include any necessary efforts to effect a smooth transition of management, including review of operating procedures, maintenance of customer relations and availability for consultation on operational issues.

4. Additional Seller Services. Following the initial 60 day transition period, Buyer may elect to maintain the services of [redacted] for up to an additional four (4) month employment period. Buyer agrees to compensate [redacted] eight hundred dollars ($800.00) per week during this additional period.

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

5. Seller Warranties . Seller warrants that it has good title, free and clear from liens or encumbrances, to the assets being sold to the buyer (as listed on Schedule "A") except for liens listed in schedule "B".

6. Business Phone Numbers. Seller shall immediately after Closing make available for transfer to Buyer all telephone and fax numbers used in the business and paid for by Seller including, but not limited to, mobile phones and toll-free numbers paid for by Seller.

7. Outstanding Fees. Seller warrants that all taxes, liens, fees or other Assessments by any governmental agency have been paid and that no such claim or demand is outstanding (in arrears) against Seller, except as listed on schedule "B".

8. Customer Information. It is understood and agreed that Assets purchased by Buyer include all account ledger cards, work sheets, computer files (including Excel spread sheet files) and programs, plus supporting information relating to the customer accounts of the business, and that this information will turned over to Buyer at Closing.

9. Non-competition. Seller and [redacted] agree to discontinue and refrain from providing residential and commercial pest control services in the counties of Pinellas and Hillsborough, Florida, for a period of three (3) years after Closing. This restriction includes lawn maintenance, lawn and ornamental fertilization and pest control, termite eradication and the full range of pest control services. Seller further agrees not to solicit any current or former customers of Seller within the described geographic area. This restriction applies to Lawn & ornamental, tree and shrub), lawn maintenance or pest control, sell termite, lawn & ornamental, tree and shrub, and Lawn maintenance or pest control, or manage termite, lawn & ornamental, tree and shrub, and lawn maintenance or pest control on his or its behalf or on behalf of another individual or Company in the agreed counties for the agreed period of time, notwithstanding the foregoing, in any case, for a period of three (3) years after Closing, with regard to any current or previous customer of Seller including but not limited to those listed on the customer list in schedule A. Seller agrees not to solicit, sell to or provide lawn & ornamental, tree and shrub, and lawn maintenance, pest control services or termite services in any capacity including that of an individual, sole proprietor, partner, stockholder, member, director, manager, employee, associate, affiliate or independent contractor of another proprietorship, partnership, corporation, limited liability company or other business operation.

10. Accounts Receivable. Seller will retain and be responsible for collecting any account receivable balances for services completed prior to the Closing. Subsequent to the Closing, if in the ordinary course of business, Buyer collects payment from a customer on an account balance that was for service completed prior to the closing date and time, Buyer shall promptly remit that payment to Seller.

11. Effective Date. The effective date of this transaction shall be on or before October15, 2014, and may not be extended without the prior consent of all parties to this Agreement.

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

12. Complete Agreement. This Agreement represents the full understanding of the parties and supersedes any prior agreements.

13. Binding Nature/Governing Law. This Agreement shall be binding on the heirs, personal representatives, successors or assigns of the Parties and shall be governed by the laws of the state of Florida.

14. Prevailing Party Rights. Should it become necessary by any party to enforce this agreement by court action, the prevailing party in the action shall be entitled to reasonable attorney's fees and court costs, including fees at the appellate level.

15. Risk of Loss. The risk of loss or damage to the Assets shall be borne by the Seller prior to the closing date and shall pass to the Buyer at the closing date.

16. Prepaid Services. If and to the extent that Buyer is obligated after Closing to perform services for customers that have prepaid, Buyer may either invoice Seller for those services or deduct the value of those services from sums owed to Seller.

17. 2014 Bank Statements. Buyer will have the right prior to Closing to review the current 2014 Seller's bank statements.

18. Purchase Price Allocation. The parties agree that the assets values associated with the Assets purchased is as follows:

A. $765,000.00 for goodwill and customer list.
B. $ 85,000.00 for non-compete agreement

19. Conditions to Closing. The parties understand that the Closing is contingent on the following occurrences:

A. Buyer will have negotiated and entered into a lease for at least one (1) year for the premises currently occupied by Seller and owned by [redacted] Holdings, Inc. at a monthly rate of $1300, with a Buyer option for one additional year subject to ninety (90) day notice;

B. Buyer will have received from [redacted] a current employee of Seller, a Non-solicitation Agreement covering the existing customers of Seller;

C. Buyer will have reached a satisfactory agreement to retain the services of employees Buyer deems necessary to the continued operation of the business;

D. Buyer and Seller will have entered into a security agreement substantially in the form of the Security Agreement attached hereto;

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

E. Buyer will have executed and issued a promissory note substantially in the form of the Promissory Note attached hereto;

F. Seller will have obtained assignment of the existing Pest-Pac record maintenance service and existing records of Seller ; and

G. Buyer's President and Chief Executive Officer Chris Trina will have executed a personal guarantee of Buyer's performance in repayment of the promissory note, which guarantee will remain in effect until (a) the Note is fully repaid or (b) the Assets are retaken within thirty (30) days pursuant to notice under the Security Agreement.

H. The business operations conducted with the Assets will have remained substantially the same as the business operations up to the date of this Agreement.

20. Cross-Indemnification. Buyer and Seller agree that seller shall indemnify and hold buyer harmless from any and all liabilities and obligations arising from seller's operation prior to the closing date. Seller warrants that Seller had and will maintain liability insurance policies in effect for bodily injury and property damage for claims that could arise from the operation of the Business, during all times prior to the closing date.

21. Further Assurances. Buyer and Seller agree to execute any and all documents necessary to complete this transaction after the closing date.

22. Notices. Buyer agrees (1) to remit accounts receivable balances collected on behalf of Seller and (2) all personal mail to [redacted], FL 34698.

23. Severability. The provisions of this agreement are severable, and if any clause or provision is determined to be invalid or unenforceable in whole or in part, then such invalidity or unenforceability shall not affect any other clause or provision of this Agreement. IN WITNESS HEREOF, the parties execute this agreement as of the Date first written above:

SELLER:
[redacted]
SERVICES, INC.

BY:________________________________
[redacted], President

BUYER:
ENVIRO-SERV, INC.

BY:________________________________
Chris Trina, CEO

WITNESS:

____
Charles K. Robbins

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

[redacted], individually

____
[redacted]

SCHEDULE "A"

==

Seller Assets: Four (4) Pest Control Routes; One (1) Lawn Maintenance route

VEHICLES
2007 Chevy Silverado with power sprayer
2006 Ford F-350 with two (2) power sprayers
2006 Isuzu 16 ft. Box Truck (lawn maintenance)
2005 Dodge Ram One Ton (Fumigation Truck)
2000 Isuzu FRR (Fumigation Truck)
1999 Isuzu (short cab)
2003 Ford F-150 Power Sprayer

FUMIGATION

All equipment currently used in fumigation, including 40-60 Poly Tuff tarps, straps, clamps, fans, Fumascope, two (2) Explorers and Termatrax motion device.

COMMERCIAL LAWN
Two (2) large mowers, two (2) power spreaders, weed whackers, edgers, blowers, cutters, one(1) small mower, misc. hand tools

PEST CONTROL
Three (3) power sprayers, four (4) B&Gs, two (2) power dusters, flashlights, hand tools, etc.

OFFICE EQUIPMENT
Two (2) desk chairs, two (2) desks, three (3) computer monitors, filing cabinets, book shelves

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

SCHEDULE "B"

LIST OF ALL DEBTS OWED AND TO BE PAID BY [redacted] [redacted] [redacted] INC., [redacted], PRESIDENT, AFTER CLOSING.

1. NONE

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

BILL OF SALE

Seller, in consideration of the sum of $850,000.00, and other goods and valuable consideration to it paid by Buyer, receipt of which is acknowledged, delivers, grants, bargains, sells and transfers forever to Buyer all right, title and interest in the assets listed in schedule "A" attached. (the "Assets")

Seller covenants to Buyer that Seller is the lawful owner of the Assets, that Seller has the right to sell the Assets and that Seller will warrant and defend the sale of the property to Buyer against the lawful claims and demands of all persons whomsoever.

Seller further warrants that the property is free and clear of all liens, encumbrances, claims and demands whatsoever. (except as shown on schedule "B").

[redacted] Inc.

BY:_________________________________

[redacted], President

STATE OF FLORIDA,
COUNTY OF PINELLAS:

Sworn and subscribed before me, this day of ,2014
By [redacted], who is known to me_____or produced a Florida Driver's License_______

____

Notary Public

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

PROMISSORY NOTE

$250,000.00 PINELLAS COUNTY, FLORIDA (TBD Month/Date), 2014

FOR VALUE RECEIVED, the undersigned promises(s) to pay to the order of [redacted], PRESIDENT, at such place as the holder(s) of this note may designate in writing the principal sum TWO HUNDRED AND FIFTY THOUSAND DOLLARS , FROM (TBD MONTH/DATE), 2014 on the unpaid balance in (120) installments of $2,651.64 or more each month with the first payment due (TBDVMonth/Date), 2014 and a final payment of $2,651.64 at 6% interest due (TBD Month/Date/Year) whereby all principal thereon is paid in full. All payments will be due (TBD) each month.

If default be made in the payment of any installment under this note, and if such default is not made good within 30 days OF THE DUE DATE the entire principal sum shall at once become due and payable without notice at the option of the holder(s) of this note. Failure to exercise this option shall not constitute a waiver of the right to exercise the same at a later time for the same default or for any subsequent default. In the event of defaults in the payment of this note, and if the same is placed in the hands of an attorney at law for collection, the undersigned hereby agree(s) to pay all costs of collection including a reasonable attorney's fee.

ENVIRO-SERV, INC.

BY:______________________________

Chris Trina, CEO

Personal Guaranty

Chris Trina hereby personally guarantees the payment of this Promissory Note in accordance with the terms of the Agreement among [redacted] Services, Inc, Enviro-Serv, Inc. and [redacted]. This Guaranty will remain in effect until (a) the Promissory Note is fully repaid or (b) the Assets are retaken within thirty (30) days of a Notice of Default pursuant to notice under that Security Agreement executed in connection with this Agreement.

____

CHRIS TRINA

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

SECURITY AGREEMENT

This agreement, made the 15th day of October, 2014, under the laws of the State of Florida between of Enviro-serv Inc., a Delaware corporation, (the "Debtor"), whose business address is 8875 Hidden River Parkway, #300, Tampa, Florida, 33637 and [redacted] Services, Inc., a Florida corporation, the ("Secured Party"), whose address [redacted].

WITNESSETH:

To secure the payment of an indebtedness in the amount of $250,000.00, (two hundred fifty thousand dollars), together with interest at the rate of 6% per annum, payable as follows:

> 60 monthly payments of $4,717.81 or more each month with the first payment due on (tbd month/date), 2014 and a final payment of $4,717.81 at 5% interest due (tbd month/date), 2014 whereby all principal thereon is paid in full. All payments will be due (on the 1st) of each month.

as more particularly described in that certain Promissory Note of even date herewith, a copy of which accompanies this Agreement and also to secure any other indebtedness or liability of the Debtor to the Secured Party direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including all future advances or loans which may be made at the option of the Secured Party, (the "Obligations") Debtor hereby grants and conveys to the Secured Party a security interest in:

(a.) the property described in the Schedule A herein (the"Collateral"), which the Debtor represents will be used in the conduct of pest control, termite remediation, lawn & ornamental and lawn maintenance business;

(b.) all property, goods and chattels of the same classes as those identified in Schedule A, acquired by the Debtor subsequent to the execution of this Agreement and prior to its termination;

(c.) all proceeds thereof, if any;

(d.) all increases, substitutions, replacements, additions and accession thereto.

Debtor warrants, covenants and agrees:

(1) to pay and perform all of the Obligations secured by this Agreement according to their terms;

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.

(2) to defend the title to the collateral against all persons and against all claims and demands whatsoever, which collateral, except for the security interest granted hereby, is lawfully owned by the Debtor and is now free and clear of any and all liens, security interests, claims, charges, encumbrances, taxes and assessments except as may be set forth in the schedule;

(3) on demand of the Secured Party to do the following: furnish further assurance of title, execute any written agreement or do any other acts necessary to effectuate the purposes and provisions of this agreement, execute any instrument or statement required by law or otherwise in order to perfect, continue or terminate the security interest of the secured party in the collateral and pay all costs of filing in connection therewith;

(4) to retain possession of the collateral during the existence of this agreement and not to sell, exchange, assign, loan, deliver, lease, mortgage or otherwise dispose of same without the written consent of the secured party;

(5) to keep the collateral free and clear of all liens, charges, encumbrances, taxes and assessments;

(6) to pay, when due, all taxes, assessments and license fees relating to the collateral;

(7) to keep the collateral, at Debtor's own cost and expense, in good repair and condition and not to misuse, abuse, waste or allow to deteriorate except for normal wear and tear and to make same available for inspection by the secured party at all reasonable times;

(8) to keep the collateral, insured against loss by fire (including extended coverage), theft and other hazards as the Secured Party may require and to obtain collision insurance, if applicable. Certificates of insurance or policies, payable to the respective parties as their interest may appear, shall be deposited with the Secured Party who is authorized, but under no duty, to obtain such insurance upon failure of the Debtor to do so;

(9) to immediately notify the secured party in writing of any change in or discontinuance of Debtor's place or places of business and/or residence.

The Parties further agree:

(1) notes, if any, executed in connection with this agreement, are separate instruments and may be negotiated by Secured Party without releasing Debtor, the collateral, or any guarantor or co-maker. Debtor consents to any extension of time of payment;

(2) waiver of or acquiescence in any default by the Debtor, or failure of the Secured Party to insist upon strict performance by the Debtor of any warranties or agreement in this security agreement, shall not constitute a waiver of any subsequent or other default or failure;

(3) notice to either party shall be in writing and shall be delivered personally or by mail addressed to the party at the address herein set forth or otherwise designated in writing;

(4) the uniform commercial code shall govern the rights, duties and remedies of the parties and any provisions herein declared invalid under any law shall not invalidate any other provision or this agreement;

(5) the following shall constitute a default by Debtor;

(6) failure to pay the principal or any installment of principal or of interest on the indebtedness or any notes when due;

(7) failure by Debtor to comply with or perform any provision of this agreement;

(8) false or misleading representations or warranties made or given by Debtor in connection with this agreement;

(9) subjection of the collateral to levy of execution or other judicial process;

(10)commencement of any insolvency proceeding by or against the Debtor or of any guarantor of or surety for the Debtor's obligations;

(11) death of the Debtor or any guarantor of or surety for the Debtor's obligations;

(11) any reduction in the value of the collateral or any act of the Debtor which imperils the prospect of full performance or satisfaction of the Debtor's obligations herein.

(12) upon any default of the Debtor and at the option of the Secured Party, the obligations secured by this agreement shall immediately become due and payable in full without notice or demand and the Secured Party shall have all the rights, remedies and privileges with respect to the repossession, retention and sale of the collateral and disposition of the proceeds as are accorded to a Secured Party by the applicable sections of the Uniform Commercial Code respecting "default", in effect as of the date of this security agreement.

(13) upon any default, the Secured Party's reasonable attorney's fees and the legal and other expenses for pursuing, searching for, receiving, taking, keeping, storing, advertising, and selling the collateral shall be chargeable to the Debtor.

(14) the Debtor shall remain liable for any deficiency resulting for a sale of the collateral and shall pay any such deficiency forthwith on demand.

(15) if the Debtor shall default in the performance of any of the provisions of this agreement on the Debtor's part to be performed, secured party may perform same for the Debtor's account and any monies expended in so doing shall be the Debtor's account and any monies expended in so doing shall be chargeable with interest to the Debtor and added to the indebtedness secured hereby.

In conjunction with, addition to or substitution for those rights, Secured Party, at his discretion, may: (1) enter upon Debtor's premises peaceably by Secured Party's own means or with legal process and take possession of the collateral, or render it unusable, or dispose of the collateral on the Debtor's premises and the Debtor agrees not to resist or interfere; (2) require

Debtor to assemble the collateral and make it available to the Secured Partyat a place to be designated by the secured party, reasonable convenient to both parties (Debtor agrees that the secured party's address as set forth above is a place reasonably convenient for such assembling; (3) unless the collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Secured Party will give Debtor reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. the requirements of reasonable notice will be met if such notice is mailed, postage prepaid, to the address of the Debtor shown above, at least three days before the time of sale or disposition.

Secured Party may assign this agreement and if assigned the assignee shall be entitled, upon notifying the Debtor, to performance of all of Debtor's obligations and agreements and remedies of the Secured Party hereunder. Debtor will assert no claims or defenses Debtor may have against the Secured Party against the assignee.

The Secured Party is hereby authorized to file a financing statement.

The terms, warranties and agreements herein contained shall bind and inure to the benefit of the respective parties hereto, and their respective legal representative, successors and assigns.

The gender and number used in this agreement are used as a reference term only and shall apply with the same effect whether the parties are of the masculine or feminine gender, corporate or other form, and the singular shall likewise include the plural.

This agreement may not be changed orally.

IN WITNESS WHEREOF, the parties have respectively signed and sealed these presents the day and year first above written.

DEBTOR: Enviro-serv, Inc.

by: ______________________________

Chris Trina,
Title: Chief Executive Officer

SECURED PARTY: [redacted] Termite and Pest Control Services, Inc.

by:________________________

[redacted]
Title: President

Confidential treatment requested under 17 C.F.R. §§200.80(b)(4) and 200.406. The confidential portions of this exhibit have been omitted and marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the Confidential Treatment Request.